Form 40-F
period 2002-03-31
CAE INC
filed 2002-08-16
CIK 1173382

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

(Check One)

|_| Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
                                       or
|X| Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

       For fiscal year ended:   March 31, 2002   Commission File number: 1-31402

                                    CAE INC.
             (Exact name of Registrant as specified in its charter)

              CANADA                                     3699                                NOT APPLICABLE
(Province or Other Jurisdiction of   (Primary Standard Industrial Classification    (I.R.S. Employer Identification
  Incorporation or Organization)              Code Number, if applicable)                Number, if applicable)


      SUITE 3060, ROYAL BANK PLAZA, SOUTH TOWER, TORONTO, ONTARIO, M5J 2J1

                                  416-865-0070
    (Address and Telephone Number of Registrant's principal executive office)

              CT CORPORATION SYSTEM, 111 EIGHTH AVENUE, 13th FLOOR,
                       NEW YORK, NY 10011 (212) 894-8700
 (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE IN THE UNITED STATES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                                    Name of Each Exchange
                                                       On Which Registered
-------------------------------------------------------------------------------
COMMON SHARES,                                         NEW YORK STOCK EXCHANGE
INCLUDING ASSOCIATED COMMON SHARE
PURCHASE RIGHTS PURSUANT TO THE REGISTRANT'S
SHAREHOLDER RIGHTS PLAN, WHICH PURCHASE RIGHTS
WILL TRADE TOGETHER WITH THE COMMON SHARES

Securities registered or to be registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

For annual reports, indicate by check mark the information filed with this form:
|X|   Annual Information Form        |_|   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 218,955,780.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule. Yes |_| No |X|

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days. Yes |X| No |_|

                                   [LOGO CAE]









                             ANNUAL INFORMATION FORM
                                      2002






                                                               CORPORATE OFFICES
                                                         SUITE 3060, P.O. BOX 30
                                                                ROYAL BANK PLAZA
AUGUST 7, 2002                                          TORONTO, ONTARIO M5J 2J1

                                TABLE OF CONTENTS


ITEM 1             COVER PAGE..................................................... 1

ITEM 2             CORPORATE STRUCTURE OF CAE .................................... 3
                   2.1    Name and Incorporation.................................. 3
                   2.2    Intercorporate Relationships............................ 3

ITEM 3             GENERAL DEVELOPMENT OF THE BUSINESS............................ 3
                   3.1(a) General................................................. 3
                   3.1(b) History................................................. 4
                   3.2    Industry Overview and Trends............................ 7
                   3.2(a) Civil Simulation and Training........................... 7
                   3.2(b) Military Simulation and Marine Controls................. 9

ITEM 4             NARRATIVE DESCRIPTION OF THE BUSINESS .........................11
                   4.1    General.................................................11
                   4.2    Civil Simulation and Training...........................13
                   4.3(a) Military Simulation and Training........................14
                   4.3(b) Marine Controls.........................................15
                   4.4    Discontinued Operations.................................16
                   4.5    Research and Development................................16
                   4.6    Employees and Labour Relations..........................17
                   4.7    Manufacturing...........................................17
                   4.8    Competition.............................................18
                   4.9    Government Contracts....................................18
                   4.10   Intellectual Property...................................19
                   4.11   Environment.............................................19
                   4.12   Risk Factors............................................19

ITEM 5             SELECTED CONSOLIDATED FINANCIAL INFORMATION ...................24
                   5.1    Annual Information......................................24
                   5.2    Dividends...............................................25

ITEM 6             REVIEW OF OPERATIONS AND
                          MANAGEMENT'S DISCUSSION AND ANALYSIS ...................25

ITEM 7             MARKET FOR SECURITIES..........................................25

ITEM 8             DIRECTORS AND OFFICERS ........................................25

ITEM 9             ADDITIONAL INFORMATION.........................................30

SCHEDULE "A"       SUBSIDIARIES...................................................31

                      INFORMATION INCORPORATED BY REFERENCE

The Company's Review of Operations and Management's Discussion and Analysis, consolidated financial statements for the year ended March 31, 2002, and the notes thereto (the "Consolidated Financial Statements") appear on pages 17 to 26 and pages 28 to 49 respectively in the Annual Report to Shareholders for the year ended March 31, 2002 (the "Annual Report"). The information contained therein is specifically incorporated by reference into this Annual Information Form. Any parts of the Annual Report not specifically incorporated by reference do not form part of this Annual Information Form.

UNLESS OTHERWISE NOTED, ALL DOLLAR REFERENCES IN THIS ANNUAL INFORMATION FORM ARE EXPRESSED IN CANADIAN DOLLARS.

References to fiscal 2002 refer to the period from April 1, 2001 to March 31, 2002, references to fiscal 2001 refer to the period from April 1, 2000 to March 31, 2001 and references to fiscal 2000 refer to the period from April 1, 1999 to March 31, 2000.

ITEM 2 - CORPORATE STRUCTURE OF CAE

2.1  NAME AND INCORPORATION

March 17, 1947:     CAE Inc. (the "Company" or "CAE") was incorporated under the name Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent.

July 5, 1965:       The name of the Company was changed to CAE Industries Ltd.

August 3, 1977:     The Company was continued under the Canada Business
                    Corporations Act (the "CBCA") by certificate of continuance.

June 10, 1993:      The Company changed its name to its present one, CAE Inc.

In 1979, the articles of the Company were amended to change its authorized share capital to an unlimited number of common shares. Each issued and outstanding Class A and Class B share was redesignated and changed into three common shares.

In 1981, the Company's articles were again amended to subdivide the issued and outstanding common shares on a three-for-one basis, and to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the directors of the Company may determine by resolution. The articles were amended further in 1984 and 1986, in each case to subdivide the issued and outstanding common shares on a two-for-one basis.

On June 9, 1995, the Company's articles were amended to authorize the directors to appoint additional directors in accordance with the provisions of the CBCA.

On April 1, 2001, the Company was amalgamated with CAE Electronics Ltd., its wholly-owned subsidiary.

The Company's registered offices are located at Suite 3060, Royal Bank Plaza, Toronto, Ontario, M5J 2J1, telephone: (416) 865-0070, fax: (416) 865-0337.

2.2  INTERCORPORATE RELATIONSHIPS

The direct and indirect subsidiaries of the Company are set out in Schedule "A" hereto.


ITEM 3  - GENERAL DEVELOPMENT OF THE BUSINESS

3.1(a) GENERAL

Following incorporation in 1947, CAE's primary business focused on the repair and overhaul of electronic and electro-mechanical equipment, as well as the design and installation of telecommunication and navigational systems. By the early 1950s, the Company had started to pursue new areas of opportunity in the design, development and manufacture of flight, radar and weapons simulators for Canadian defense requirements. A few years later, CAE began its commercial flight simulation activities.

From the 1960s on, the Company embarked on a program of growth and diversification. CAE acquired several new businesses, both in its traditional aerospace and electronics market segment and in several industrial technology segments. The industrial technology businesses provided a number of diverse engineered products and services for industries worldwide, chiefly those involved in fiber processing technologies (forest products, pulp and paper), cleaning technologies (automotive parts, medical equipment and electronic food processing), and railway technologies and services.

The strategy was significantly changed in fiscal 2000, with the focus turned to the Company's core strengths and key opportunities.

Over the last two years, CAE has executed this strategy, divesting itself of its non-core businesses and undergoing a significant transformation from being primarily a manufacturer of simulation and controls equipment to a provider of fully integrated training in its three core businesses: Civil Simulation and Training, Military Simulation and Training and Marine Controls. The Company is leveraging its technology, expertise and customer relationships acquired in supplying high quality simulation equipment and services to develop integrated training solutions for military forces, commercial airlines, business aircraft operators, aircraft manufacturers and marine vessel operators. Training solutions are customized to meet customers' varied needs for a range of equipment, facilities, training materials, support services and personnel.

3.1(b) HISTORY

The transformation of CAE began in fiscal 2000.

In February 2000, the Company announced a "Repositioning for Value" strategy intended to improve shareholder value. The strategy, developed from an intensive review of CAE's core strengths and an analysis of key opportunities, had three main elements:

     FOCUS: Divesting non-core businesses and concentrating on three high growth, high margin businesses: Commercial Simulation and Training, Military Simulation and Controls, and Forestry Systems.

     FIX: A combination of integration, consolidation and productivity measures intended to reduce costs, increase efficiency, and enhance CAE's competitiveness.

     GROW: A series of growth initiatives enabling CAE to expand the scope of its core businesses.

Significant progress has been achieved in implementing this strategy:

FOCUS

The Company concluded the sale of the Railway Technologies and Services Group in fiscal 2000.

In the first quarter of fiscal 2001, the Company sold substantially all the assets of its Energy Control Systems business to SNC-Lavalin Group Inc.

On December 18, 2001, the Board of Directors approved a plan to divest CAE's Forestry Systems business segment to further sharpen the Company's focus.

On February 28, 2002, the Company completed the sale of two of CAE's Cleaning Technologies operations. The Company sold CAE Ransohoff Inc., of Cincinnati, Ohio and CAE Ultrasonics, Inc., of Jamestown, New York, to the former management of these operations.

On March 28, 2002, CAE completed the sale of its fiber screening business to the Advanced Fiber Technologies Income Fund.

On June 28, 2002, CAE completed the sale of CAE Cleaning Technologies plc, another of CAE's Cleaning Technologies operations, to the same former management group which previously purchased CAE Ransohoff Inc. and CAE Ultrasonics, Inc.

On July 31, 2002 CAE signed a purchase and sale agreement for its sawmill businesses with the parent company of COE manufacturing.

Negotiations to sell the remaining Forestry Systems businesses are proceeding and CAE expects to conclude agreements to dispose of some or all of the remaining businesses during fiscal 2003.

FIX

Through a combination of divestments and consolidations the Company reduced the number of profit centres from 21 to 3, signifying most dramatically how the Company changed the manner in which it manages its businesses.

CAE's Operations and Engineering groups are reducing the cost and production time of commercial simulators while simultaneously improving the product quality. Together, these efforts contributed to a strong increase in operating margins (from 11.3% in fiscal 2000 to 21.5% in fiscal 2002).

CAE is investing in software and hardware innovations that will sustain its leading edge technologies and complement the entry into pilot training. The Company's next generation simulator, Sim XXI(TM) achieved a significant technical milestone with the inaugural test flight in January 2002. The first production of these simulators is underway and will be delivered to CAE's training centres in fiscal 2003.

The corporate functions - finance, treasury, human resources, communications and business development - are now fully integrated into the businesses.

Specific productivity goals have been established for each profit centre.

GROW

The most significant growth initiatives stem from CAE's decision to make a major, but disciplined, move into pilot training, the Company's commitment to increase its access to the US and European military markets and its decision to expand the scope of the Marine Controls product offering to include the commercial marine sector.

During fiscal 2002, CAE completed four strategic acquisitions, two of which accelerated CAE's move into aviation training, one which significantly improved the Company's access to the US defense market and one which provided immediate entry into the commercial marine control systems market:

     - On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE SYSTEMS Flight Simulation and Training Inc. (now called CAE USA Inc.) located in Tampa, Florida. The business has a well-established position in the US defense market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

     - On August 1, 2001, the Company acquired all of the issued and outstanding shares of Valmarine AS of Norway. Valmarine is the global leader for marine control systems for the commercial market.

     - On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. The business provides simulator and ground-school civil aviation training through its four established training centres (Amsterdam and Maastricht, The Netherlands, Brussels, Belgium, and Dallas, Texas), adding a total of 19 full flight simulators to the Company's existing network of training facilities.

     - On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (now called CAE SimuFlite Inc. ("SimuFlite")) from GE Capital Equipment Financing ("GEC"). Headquartered in Dallas, Texas, with over 370 employees, SimuFlite operates two training facilities in Dallas, Texas and a C-130 training facility in Marietta, Georgia. SimuFlite is the world's second largest provider of business aviation training. The acquisition of SimuFlite was completed on December 31, 2001 for US$210.9 million, subject to an adjustment based on an audit of the closing balance sheet. In addition, simulator equipment in the amount of US$54 million was financed through a sale and leaseback transaction with GEC. The acquisition was accounted for using the purchase method. The allocation of the purchase price was to net non-cash working capital for $14.8 million, tangible assets for $175.8 million, intangible assets for $76.9 million, goodwill for

         $106.3 million, future income tax for $15.1 million and long-term debt for $52.4 million. Up until this strategic move, entry into aviation training had concentrated on the wide-bodied and regional jet markets in the civil sector. The acquisition of SimuFlite positions CAE in the business-aircraft training segment-- and in the key US market. Next year, SimuFlite will have 29 full flight simulators, all but one in Dallas, serving the business-aircraft market (the largest addressable or out-sourced aviation training market in the world). CAE views this market segment as the one least affected by the events of September 11, 2001 and one with solid growth potential. It is also a market specifically suited to CAE's new, next generation simulator
         -- CAE Sim XXI.

In addition to acquisitions, CAE's move into civil aviation and training was further accelerated with the launch of four new training centre initiatives:

     - On April 19, 2001, CAE inaugurated its first flight training centre in Sao Paulo, Brazil and announced the anchor tenant Aeros Meridionais SA.

     - On July 14, 2001, CAE and Emirates, the international airline of the United Arab Emirates, signed an agreement to build and operate jointly a training centre in Dubai. The centre is scheduled to open in the second quarter of fiscal 2003 but training is already taking place in a temporary facility.

     - In November 2001, construction began on CAE's aviation training centre in Denver, Colorado. The centre, owned and operated by CAE, became operational in July 2002.

     - On December 13, 2001, CAE inaugurated its Toronto Aviation Training Centre near Pearson International Airport and announced an agreement with Air Canada to train its Boeing 747-400 pilots at the new facility. Air Canada is the fourth Canadian airline anchor tenant at the Centre, joining Air Canada Jazz (formerly Air Canada Regional Inc.), Skyservice and Air Transat. The Centre provides training on three full flight simulators, an Airbus A330/340, an Airbus A320 and a Boeing 747-400.
         A fourth simulator for the Bombardier Dash 8-100/300 will be installed in 2003.

On July 17, 2000, the MSH Aircrew Training Facility (MSHATF) officially opened at Royal Air Force (RAF) Base Benson in Oxfordshire. The facility provides training to the RAF and third party customers on the Eurocopter Puma, Boeing CH-47 Chinook, and EHI EH-101 Merlin helicopters. The MSHATF is equipped with six CAE-built full mission simulators, four computer-based training classrooms, and a state-of-the-art tactical control centre to plan and monitor training missions. It is staffed with a team of highly experienced former military instructors. Of the total initial contract, valued at (pound)399 million, (pound)274 million ($633 million) is still included in our backlog, being the "take or pay" training commitment of the UK Ministry of Defence. The balance of the contract consists of subcontract work and third party financing.

During the second quarter of fiscal 2002, the FAST Consortium, owned half by CAE and half by Alenia Marconi Systems, signed a contract with the Defence Procurement Agency of the UK Ministry of Defence for the Astute Class Submarine Training program. This Private Finance Initiative contract is for the provision of comprehensive training services to the Royal Navy for 30 years, with an option to renew for an additional 10 years, in the operation and maintenance of the Astute Class submarines. A new training centre is being built in Scotland to house the simulators and provide classroom-training facilities. The contract added over $400 million to the Company's backlog and complements the other growth initiatives in the Marine Controls segment. Also during the second quarter, Eurofighter Simulation Systems GmbH selected CAE for visual systems for the Eurofighter EF2000 combat aircraft Aircrew Synthetic Training Aids program. Valued at over $170 million, the contract extends over several years, with the first deliveries to take place in calendar year 2002.

In July 2002, CAE was selected as one of several prime contractors under the United States Air Force (USAF) Training Systems Acquisition II contract. This permits CAE to pursue USAF, Air Force Reserve, Air National Guard and Foreign Military Sale products and services programs. During the fourth quarter of fiscal 2002, CAE signed a contract with the US Army to be the prime contractor for the Army Special Operations Forces Aviation Training and Rehearsal Systems (ASTARS). The initial delivery order, valued at approximately $50 million, is for the design of the world's first AH/MH-6 Light Assault/Attack Reconfigurable (LASAR) Combat Mission Simulator to train aircrews of both the AH-6 and MH-6 helicopters. The helicopter simulator, which will feature a 24-foot dome display, will be used by the US Army 160th Special Operations Aviation Regiment
(SOAR), the
elite regiment of soldiers known as the "Night Stalkers", who have played a key role in Afghanistan. As prime contractor for the ASTARS program, CAE will also analyze the training and simulation needs of the US Army 160th SOAR and assist in the development of upgrades to existing systems and new training systems. This contract enhances CAE's prospects for securing other US military contracts at a time when military spending is on the rise.

3.2  INDUSTRY OVERVIEW AND TRENDS

The military and civil markets CAE serves are driven by factors particular to each market. The Company believes the military market is most influenced by a combination of defense spending and the nature of military activity. CAE believes the civil market is most affected by the nature and composition of aircraft fleets, pilot demographics, certification requirements and market demand for commercial and business air travel.

3.2(a) CIVIL SIMULATION AND TRAINING

The use of flight simulators in pilot and crew training is well established within the commercial and business markets. Increased utilization of simulators has occurred as a result of the growth in commercial and business air travel which, in turn, has driven fleet expansion and increased demand for pilot training. Civil simulator usage has also increased due to advances in technology that enable increased realism and the significant cost savings provided by flight simulation training compared to actual flight time. The use of synthetically-generated reproductions of airport configurations and terrain incorporated into the simulation further enhance the effectiveness of simulation training. Simulators are also utilized by pilots to supplement actual flying time to maintain their certification. Today's most sophisticated civil flight simulators are rated Level D by the US Federal Aviation Administration or receive similar ratings from regulatory authorities in other countries, indicating that a pilot can be certified to fly an aircraft type based solely on simulator training. Flight simulators also allow pilots to experience and learn emergency procedures that cannot be practiced safely aboard the actual aircraft.

Flight simulation equipment is purchased by major and regional airlines, aircraft manufacturers and independent training providers. Simulators are manufactured by a limited number of companies and are sold based on the criteria of product quality, service, delivery, supplier reputation, price and life cycle costs. In fiscal 2002, 26 full flight simulators were sold to third parties in the global competed market, in which contracts are awarded on the basis of a competitive bidding process. Prices for civil flight simulation equipment can range from US$2 to US$5 million for a flight training device to US$12 to US$14 million for a full flight simulator.

Within the flight simulation industry, training services is the largest and fastest growing market segment. The training services market consists of sales of equipment systems, facilities, tools and programs designed to enable pilots to obtain and retain the necessary qualifications to pilot a particular aircraft, and to enable maintenance workers to inspect, maintain and repair aircraft. Training is carried out by airlines as well as independent training providers. Currently, approximately 45% of the full flight simulators in use around the world are owned and operated by commercial airlines to provide training to their pilots, with the vast majority owned by large commercial airlines. These large commercial airlines also use independent training facilities to supplement their training programs. Ownership of simulators by regional airlines and business aircraft operators is considerably less common. As a result these companies primarily use independent training providers.

CAE believes the following trends and developments will continue to drive the civil simulation and training industry:

EFFECTIVENESS AND COST ADVANTAGES OF SIMULATOR TRAINING

Simulator training is an essential element in civil pilot and crew training. The realism of the simulated flight experience has made simulators an effective tool for training pilots and crew. Pilots and crew can be trained for a variety of aircraft, using visualizations of most of the civil airports around the world, and in varying environmental conditions. The cost savings to aircraft operators are substantial as costs such as fuel, ground crew and maintenance, as well as aircraft wear and tear, are avoided. The average cost to train in a full flight simulator is US$500 an hour, whereas it can cost as much as US$5,000 to US$10,000 to fly an actual aircraft for an hour. In addition, simulator training minimizes the risk of accidents and resulting injury to personnel and damage to equipment. Full flight simulator training users are also accorded more favorable liability insurance premiums. Simulator-based training also offers considerable flexibility with respect to the timing and duration of training sessions. In the past, the use of independent training services was limited by the availability of convenient training centres. With the development of additional independent training centres around the world, CAE believes that this historical deterrent will be addressed. CAE believes that the costs of acquiring and maintaining full flight simulators will encourage additional usage of independent training providers by commercial airlines.

PILOT CERTIFICATION AND LICENSE REQUIREMENTS

Piloting an aircraft is a regulated activity requiring both initial and recurring training to achieve defined levels of competence and experience. To keep a license to fly an aircraft weighing over 12,500 pounds, certain regulations require pilots to demonstrate proficiency for that aircraft type at least once a year. Certification and license requirements can be satisfied through simulated flight and many pilots elect to do so.

EXPANSION AND DIVERSIFICATION OF AIRCRAFT FLEETS

The introduction of new aircraft and expansion and diversification of fleets creates incremental pilot training requirements. Simulation training is now considered an essential element in pilot and crew training for the large commercial, regional and business segments of the market. An experienced pilot typically needs between 15 and 40 hours on a simulator to learn the intricacies of a new aircraft. CAE estimates that approximately one simulator is required to support every 20 commercial aircraft in operation.

New aircraft deliveries are a major driver for this market. In "The World Market for Large Commercial Jet Transports", Forecast International/DMS Inc. projects that 6,895 large commercial jet transports worth some US$550 billion will be produced from 2002 to 2011.

Demand for civil air travel and the timing of delivery of new aircraft have been adversely affected by the September 11, 2001 terrorist attacks. As a result, CAE anticipates a reduction in new third party orders for full flight simulators in this fiscal year. However, the impact of these events has been less severe on the demand for flight training services.

Virtually every business aircraft transaction, whether a new or after-market transaction, triggers the need for pilot training. Business aircraft simulation training is primarily provided by independent training providers. CAE believes that additional demand for business aircraft simulation training will be attributable to growth in new business aircraft sales; 2,500-3,000 after-market sales annually of existing aircraft in operation; and the increase in fractional ownership and unscheduled charter flights. CAE believes the long-term growth outlook for civil air travel will drive increased aircraft deliveries across the spectrum of aviation service providers and, in turn, the demand for simulation technology and training.

PILOT DEMOGRAPHICS

According to AIR Inc., a major pilot recruitment firm, US-established airlines will retire 50% of their pilots by 2010. AIR Inc. estimates that almost
9,000 American pilots will retire in the next five years. As pilots retire, other pilots must be trained to fly the aircraft. Historically, the major commercial airlines hired a substantial number of pilots from the military as these pilots retired or otherwise left military service. In recent years there have been fewer available military pilots. The relative lack of available military pilots has caused increased demand for qualified pilots throughout the industry. As a result, the major airlines have begun to more actively promote pilots to larger aircraft from within their existing ranks or from regional airlines operating smaller aircraft. This increased mobility within a fleet results in more pilots needing to be certified on different aircraft and a corresponding increase in training requirements.

OTHER FACTORS

The September 11, 2001 terrorist attacks had an immediate and severe adverse impact on the passenger traffic and yields of CAE's customers in the civil airline industry. Civil airline operators have continued to experience significantly lower revenue and have incurred additional costs for increased security and higher insurance premiums. As a result of the events of September 11, 2001 and continuing weak domestic and international economic conditions, CAE expects that the delivery of new aircraft will be delayed, which will result in delays in the delivery of civil flight simulators. This will reduce or delay a portion of future revenue.

The US government is developing regulations that would require any non-US person to apply for permission to enter the US for the purpose of flight training. Depending on the final content of these regulations, they may delay or prevent the ability of foreign pilots to enter the US for flight training, which could have a negative effect on CAE's training business in the US.

3.2(b) MILITARY SIMULATION AND MARINE CONTROLS

Military forces increasingly rely on sophisticated and interrelated weapons systems and equipment, computer systems, visual systems and other advanced technologies to operate in a broadening range of conditions and scenarios. Achieving a high state of operational readiness is a constant goal and challenge for militaries. Simulators enable military organizations to achieve their training goals while minimizing the physical use of expensive systems and equipment. In addition, the use of simulators helps to avoid injuries to personnel and the loss of equipment due to training accidents. Simulators allow for the training of tasks and missions that cannot be practiced in the real world.

Flight simulators are used to train pilots to operate a variety of military aircraft including fighter jets, helicopters and transport aircraft. Flight simulators permit the crews of military aircraft to coordinate and improve their essential combat skills in a safe, cost-effective and realistic range of environments. The simulators enable pilots to realistically practice both offensive and defensive tactics, such as firing aircraft weapons systems and avoiding attack from enemy surface and air threats. The immersive environment provided by simulators allows pilots to train for highly demanding maneuvers and life threatening scenarios, such as rotor failure, missile impact or the effects of exceptional turbulence.

Simulators for land systems provide similar advantages. Though land systems equipment is generally less complex than that found in aircraft and marine vessels, the systems often operate in conjunction with other equipment in environments involving many soldiers and various weapons systems.

Simulators for submarines and other naval vessels provide many of the same training advantages as flight simulators. Crews of submarines are able to coordinate and improve their essential combat and operational skills, including navigation, weapons deployment, mission skills and speed in processing critical data in a safe, cost-effective and realistic range of environments. Such simulators are used to train crews for highly demanding maneuvers and life threatening scenarios, such as catastrophic structure failure and missile impact. Other simulators for naval control systems permit a crew to learn to operate a ship's control systems in a variety of environments.

Integrated shipboard control systems installed on naval and civil ships enable crews to monitor and control the vital platform machinery and systems such as propulsion, electrical power generation and distribution, steering, auxiliaries and damage control. The operational effectiveness of a ship is greatly enhanced by incorporating on-board control systems training capability. Operators can be continuously trained while at sea using these systems. This facilitates high levels of fleet readiness to respond to demands of national security for naval ships and facilitates enhanced passenger comfort and safety in civil applications such as cruise liners.

CAE believes the following trends will continue to drive the development of the military simulation and marine controls market:

INCREASING DEFENSE SPENDING

Following the September 11, 2001 terrorist attacks, the US government increased its defense spending. The fiscal 2003 defense budget submitted by the Bush administration to Congress was US$379 billion, a 13.5% increase over the amended fiscal 2002 defense budget of US$334 billion. The Bush administration's defense budget also requested an increase in spending of approximately US$120 billion over the next five years. The US government's defense spending has recently represented about 40-50% of the world's total defense spending. Military spending is also increasing in Asia, while defense expenditures are stable in NATO countries other than the US. Apart from spending on defense, there is an increased emphasis on security in most Western nations in the face of increased terrorist threats.
CAE expects that some of this spending will address new technologies and training for counter-terrorism activities.

RAPID EVOLUTION OF TECHNOLOGY AND WARFARE

Technological advances and the changing nature of warfare have resulted in a rapid evolution of weapons systems and equipment. This has been illustrated by current events in Afghanistan, where the coalition forces are facing asymmetric threats and where extensive use is being made of unmanned air vehicles (UAV) such as the Predator and Global Hawk. Military forces face a wide range of operations which are increasingly likely to be asymmetric or involve operations in urban terrain. In light of these changing circumstances, the key focus of military forces has evolved towards information dominance linked with networked weapons systems. These highly technical networked systems lend themselves to simulation training.

Accelerated developments in computer and visual technologies enable devices of greater fidelity and promote the proliferation of simulation technologies. In particular, the rapid evolution of commodity graphics technologies of recent years has substantially redefined the price/performance envelope of visual equipment. Visual systems provide simulator-correlated, geo-specific representations of the synthetically generated environment under a broad range of weather, illumination and other conditions. Visual database representations can be rapidly synthesized from Geographical Information System data and applied to military mission rehearsal exercises.

The introduction of new aircraft and weapons platforms, as well as upgrades and life extensions to existing aircraft and weapons platforms, will necessitate new training requirements for military operators. For example, CAE expects programs in Europe such as the Eurofighter 2000, the A400M military airlifter, the NH90 helicopters as well as upgrades for the Tornado tactical aircraft and Lynx helicopter fleets will create additional flight simulation requirements. The USAF upgrade of its C-130 fleet under the Avionics Modernization Program will also require corresponding upgrades and new simulators to train aircrews on upgraded aircraft. The USAF's decision to lease KC-767 tankers from Boeing will also produce a need for new training simulators.

Early in 2002, the US Army announced its next generation training strategy, Flight School XXI, which calls for extensive integrated simulator training for aviators before their first combat unit assignments. The US Army is effecting far-reaching changes to its land forces structure through a program called the Future Combat System. This program will employ a range of manned and unmanned vehicles which will generate significant training requirements as the equipment is deployed. CAE believes that the Future Combat System will generate new opportunities to exploit simulation technology in vehicle and system design. CAE also expects the advent of new digital communications systems and lighter air mobile forces to create additional training needs for European land forces.

EVOLVING ROLE OF SIMULATION TRAINING

CAE believes that the military will continue to make greater use of simulation as an effective solution for more frequent and sophisticated training requirements for several reasons. First, advances in technology have enhanced the realism that can be achieved in simulation training. As a result, militaries are more receptive to utilizing this technology. The achieved realism combined with the development of extensive environment databases offer militaries the ability to train in situations and conditions either difficult or impossible to consistently replicate in a physical setting. Second, simulation training also is more cost effective than training personnel on actual equipment. Third, simulation training involves less potential for accidents and resulting injury to personnel and damage to equipment. Finally, CAE believes simulation will increasingly be used in areas consistent with the Simulation Based Acquisition initiatives of the US Department of Defense which seek to use simulation to evaluate competing system designs prior to commitment to full scale design and development.

INCREASING INTEREST OF GOVERNMENTS IN PRIVATELY FINANCED
LONG-TERM TRAINING MODELS

The increasing sophistication of weapons systems has resulted in the need for more sophisticated training equipment and services. The development, construction and delivery of these training resources require a high level of specialized technology and knowledge, and often involve significant expense. The UK government has increasingly turned to private sector companies to build, maintain and deliver training equipment and services under long-term financed arrangements because these companies can deliver an integrated training solution more quickly and efficiently and at lower cost. CAE is already in full scale operation in the UK's first military training privately financed initiative, the Medium Support Helicopter Aircrew Training Facility, and are under contract to deliver the Astute Class Submarine Training program under private finance. The UK is currently considering the outsourcing of all undergraduate pilot training under the Military Flying Training System project. It is reviewing bids on the Armoured Vehicle Training Service (AVTS) program, which would be a private financed initiative outsourcing of all training associated with gunnery, tanks and armored vehicles. The government of Germany is currently seeking tenders for the NH90 helicopter training programs under this form of procurement and several other European nations are also considering this type of procurement approach.

INCREASING COMPLEXITY OF SHIPS AND REDUCED MANPOWER

CAE believes that new ship designs will continue to steadily increase in complexity and value with the commensurate demand for more sophisticated control systems and integration solutions. At the same time, the need for navies and civil ship owners/operators to reduce operational costs by reducing manpower on-board ships adds to the demand for complex automation. The potential reduction of engineering manpower is of particular interest to those navies that face manpower retention problems due to long periods at sea. There is a trend towards the procurement of larger turnkey packages of ship controls and associated electronic/electrical systems by navies, owners of high-end merchant ships and shipbuilders around the world. This should allow companies with the capability to undertake such larger scale integration tasks to win contracts of greater value, with the attendant long-term benefits that will accrue due to the requirement to support these ships typically for over 20 years.


ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  GENERAL

CAE is a world leading designer and manufacturer of advanced simulation and control equipment and provider of integrated training solutions for the military, civil aviation and marine markets. With over 50 years of experience, strong technical capabilities, a highly trained workforce and a global reach, CAE has built an excellent reputation and long-standing customer relationships.

CAE has delivered simulation products to the military forces of more than 30 countries. The Company is the world's leading supplier of civil flight simulators in the competed market and is the second largest independent provider of civil aviation and training services based on the number of simulators operated. CAE is a world leader in the provision of marine automation systems for both naval and commercial shipping and supplies full scope simulators to support the training of staff for both nuclear and fossil-fueled power generation plants. CAE also provides a range of simulation equipment for sea and land-based activities.

CAE also provides a range of technical support services to civil and military simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use the Company's technical services to answer questions, trouble-shoot and receive advice. This extends to service visits by CAE's engineers to assist in customer maintenance and repair activities. Civil upgrade services are not restricted to CAE products; the Company can upgrade most other manufacturers' simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders. CAE believes that its service business provides opportunities to influence the upgrade of installed simulators while providing valuable insights into customer training needs.

CAE has a global presence with 6,400 employees at manufacturing operations and training facilities in 16 countries. CAE reports results based on two business segments: (i) Civil Simulation and Training (formerly

Commercial Simulation and Training) and (ii) Military Simulation and Marine Controls (formerly Military Simulation and Controls). The Company's consolidated revenue, from continuing operations, in fiscal 2001 and 2002 was $891.4 and $1,126.5 million, respectively, and is broken down as follows:


            REVENUE BY PRODUCT LINE (%)                           GEOGRAPHIC DISTRIBUTION OF REVENUE (%)
            ---------------------------                           --------------------------------------
                                       2002     2001                                         2002         2001
=====================================================       ===================================================
Civil Simulation and Training            48       54        Canada                              9           12
Military Simulation and
     Marine Controls                     52       46        US                                 31           30
-----------------------------------------------------
                                        100      100        UK                                 11           16
=====================================================
                                                            Germany                             8           11

                                                            Other European countries           15           14

                                                            Other countries                    26           17
                                                            ---------------------------------------------------
                                                                                               100         100
                                                            ===================================================

For the fiscal year ended March 31, 2002, sales to customers outside the US and Canada accounted for approximately 60% of CAE's revenue. The Company expects that sales outside the US and Canada will continue to account for a significant portion of its revenue for the foreseeable future. As a result, CAE is subject to risks of doing business internationally, including:

     -   changes to regulatory requirements;

     - changes to domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation requirements;

     - the complexity and necessity of using foreign representatives and consultants;

     - imposition of tariffs or embargoes, export controls, including US, Canadian and foreign arms export controls, currency exchange controls and restrictions, and other trade restrictions affecting countries in which CAE sells its products or services;

     - the difficulty of managing and operating an enterprise spread over various countries;

     -   compliance with a variety of foreign laws; and

     - general economic and geopolitical conditions, including international hostilities, inflation, trade relationships and military and political alliances.

The impact of these factors is difficult to predict and any one or more of these factors could adversely affect the Company's operations in the future.

CAE deals with a variety of goods and services suppliers across its business segments. It is not dependent on any single supplier for any key manufacturing components or services. Significant shortages of goods and services are not expected, and have not been encountered in the past. However, CAE's products contain sophisticated computer systems that run on software and operating systems supplied to it by third parties. Such computer systems and software may not always be available to CAE to license or purchase. The production of CAE simulators is often dependent upon receipt by CAE of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which CAE's simulator is intended to simulate. The Company cannot guarantee that it will be able to obtain such data on reasonable terms, or at all. Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact the Company's profit margins.

The following sets out, by business segment, the locations of CAE's primary subsidiaries and divisions:

                                                       MILITARY SIMULATION AND
CIVIL SIMULATION AND TRAINING                          MARINE CONTROLS
==================================================     ========================================================
CANADA                                                 CANADA
-   Montreal, Quebec                                   -   Montreal, Quebec
-   Toronto, Ontario

UNITED STATES                                          UNITED STATES
-   Dallas, Texas                                      -   Leesburg, Virginia
-   Denver, Colorado                                   -   Tampa, Florida
-   Fort Worth, Texas
-   Grapevine, Texas

EUROPE                                                 EUROPE
-   Amsterdam, The Netherlands                         -   Burgess Hill, United Kingdom
-   Brussels, Belgium                                  -   Drammen, Norway
-   Madrid, Spain                                      -   Royal Air Force base, Oxfordshire, United Kingdom
-   Maastricht, The Netherlands                        -   Stolberg, Germany

OTHER                                                  OTHER
-   Dubai, United Arab Emirates                        -   Adelaide and Silverwater, Australia
-   Sao Paulo, Brazil
==================================================     ========================================================

4.2  CIVIL SIMULATION AND TRAINING

The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Fairchild/Dornier, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Bell Helicopter and Sikorsky. During fiscal 2002, CAE was awarded 22 of 26 full flight simulator orders or 85% of the worldwide-competed market (fiscal 2001 -- 35 of 42 full flight simulator orders). CAE also captured 16 of 27 competed visual systems, or 59% of the worldwide competed visual systems market. Since its inception, CAE has taken orders for approximately 440 full flight simulators and flight training devices from approximately 100 commercial airlines, aircraft manufacturers and training centres in 38 countries, and to date has delivered about 410 of them. With half a century of experience in designing and manufacturing full flight simulators, CAE has established long-standing relationships with leading commercial airlines throughout the world. CAE believes its ability to maintain its global leadership is strengthened by the capital and technology intensive nature of the industry, which creates substantial barriers for new entrants.

In 2001, CAE entered the civil flight training business by opening its first pilot training centre in Sao Paulo, Brazil in April and launching its Toronto, Canada facility in December. During 2001, the Company also acquired Schreiner and SimuFlite, adding six new pilot training centres to its operations. CAE is the world's second largest independent provider of training services, based on the number of simulators available for third party training. As at March 31, 2002, CAE had an installed base of 59 civil full flight simulators in seven countries, located in nine CAE training centres and three other locations.

CAE intends to continue to expand its global network of strategically located training centres. The Company's practice is to secure at least one long-term training agreement with a major or regional airline prior to establishing a new civil training centre. CAE's customers at the commercial aviation training centres include major and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company's training instructors or their own. The third party aviation training centres are used by more than 3,000 customers who tend to use third party training centres as their primary source for simulation training. By the end of fiscal 2003, CAE expects to have in operation an installed base of over 80 full flight simulators. CAE will continue to execute its pilot training strategy, with the focus now on integrating the SimuFlite and Schreiner operations, ramping up utilization in the Toronto, Madrid and Sao Paulo Training centres, and progressing as planned on the Denver, Rome and Dubai centres.

CAE expects to maintain a commanding leadership position in civil simulation and visual systems due to a focus on customer relationships, commitment to innovation and technology, product quality, reliability and efficiency, and continuing efforts to shorten delivery cycles through process improvements. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through operational improvements and research and development programs. Last year CAE launched a large-scale research and development program to improve flight simulator products. CAE Sim XXI's modular design is the result of the latest next-generation technologies used to produce high quality high fidelity full flight simulators. The CAE Sim XXI simulator is easier to assemble, test, integrate, evaluate, deliver and maintain. In fiscal 2002, CAE achieved one of the most significant milestones on the CAE Sim XXI simulator program -- its inaugural test flight in January. Engineering activities for the first and second production of CAE Sim XXI simulators are underway and will be delivered to the training centre in Dubai. The next generation full flight simulator, CAE Sim XXI, is expected to go into full production later this year and is targeted for the growing regional and business jet training markets. CAE Sim XXI manufacturing techniques will be extended to other of simulation products and should provide significant spin-off benefits for the Company's entire suite of simulation and training products.

CAE's capabilities in simulation-based interactive learning, including CAE Simfinity system, will also complement its traditional strength in full flight simulators and flight training devices. Combined with a growing network of training centres, this complete suite simulation-based equipment and training products permits CAE to offer airlines and business jet operators a range of training solutions.

The events of September 11, 2001 had a negative impact on commercial airlines, on aircraft manufacturers and, by extension, on CAE, which to some degree is dependent on the health and success of those industries. CAE has experienced some softening of near-term demand for civil simulators and anticipates a reduction in simulator orders in fiscal 2003. In addition, now that the Company has entered the civil aviation training market, the market for new simulators to third parties has been reduced, as CAE now manufactures these for its own use. The building of simulators for the Company's training centres, as well as for sale, the introduction of CAE Sim XXI, a continued focus on productivity savings through cycle time reductions and other cost containment initiatives should enable CAE to maintain current operating margins. The growth expected to come from training should offset the decline in simulator sales.

4.3  MILITARY SIMULATION AND MARINE CONTROLS

(a)  MILITARY SIMULATION AND TRAINING

CAE is a world leader in the design and production of military flight simulation equipment. The Company develops simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters and transport planes. CAE also has an extensive product range covering many American and European weapon systems. Its military simulators provide full combat environments that include interactive enemy and friendly players, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes covering areas as large as whole countries that are able to show the effects and characteristics of a variety of battlefield features, including those seen through Infra Red and Low Light Level TV Sensors. CAE has moved beyond the supply of simulation equipment into the provision of military training with the Company's Medium Support Helicopter Aircrew Training Facility in the UK and its C-130 transport plane training facilities in Tampa, Florida and Marietta, Georgia.

CAE provides simulation equipment and training to the military forces of more than 30 countries, including those of the US. CAE has provided simulators for a wide range of aircraft and has developed the broadest rotary wing expertise of any simulator manufacturer. The Company has established a leading position in Europe in the supply of army command team land-based training systems, by supplying such systems to the forces of Germany, Austria, Italy and Norway. The selection of a CAE visual system for the prestigious Eurofighter program solidly establishes CAE's Medallion visual system as a premier system for full mission simulation applications.

Military support services include the provision of contractor logistic support, maintenance services and simulator instruction at over 60 sites worldwide. CAE provides maintenance support for all of the Canadian Forces flight simulators at six bases and all but one of the installed flight simulators of the German Army, Air Force and Navy. In the US, CAE provides a range of services across a wide number of bases, including the instruction of UAV Predator operators. CAE also provides a range of support services to facilities in Australia, the UK, the Netherlands and Italy, as well as mission software support for Canada's CF-18 fighter aircraft.

The Company believes that its physical presence in countries such as the US, Germany and the UK has enabled it to develop strong relationships and a good reputation with governments and other defense contractors who are important decision makers regarding defense contracts. In fiscal 2002, CAE was awarded contracts, among others, by the German Army Aviation School, the US Coast Guard, the German Armed Forces, the Dutch Army School of Artillery, the Norwegian Armed Forces, the Canadian Department of National Defence, the Republic of Singapore Air Force, the UK Royal Navy, the Australian Army and the Royal Netherlands Air Force. Following CAE's April 2001 acquisition of BAE SYSTEMS Flight Simulation and Training in Tampa and the subsequent creation of CAE USA Inc., CAE's ability to win contracts with the US military has been significantly enhanced with the awarding of prime contractor status under several omnibus procurement programs.

CAE will focus on growing its business with military customers around the world, and particularly in the US. The Company believes it can capitalize on the experience, expertise and increased visibility with military customers that it has gained from winning and performing significant contracts, such as the UK Royal Air Force Medium Support Helicopter program. CAE will continue its commitment to customer service by focusing on anticipating and meeting the needs of its military clients for highly-customized equipment and training. CAE believes its ability, through CAE USA Inc., to be a prime contractor in the US, in addition to strong supplier relationships with leading US defense contractors, will enable CAE to further penetrate the US military simulation and controls market. CAE intends to continue to foster partnerships with key original equipment manufacturers such as Boeing, with whom it is teamed to pursue the US Army's Flight School XXI program, Agusta Westland (CAE's partner in the Rotorsim consortium) with whom CAE is teamed to deliver training equipment and services in support of Agusta Westland aircraft sales worldwide, and Lockheed Martin, with whom CAE is teamed on the C-130 Aircrew Training System for the USAF. CAE is also leading the Landmark consortium, comprising Westland, Vickers and others, which is bidding on the AVTS program for the UK Ministry of Defence. CAE will continue to pursue opportunities to provide long-term training services to military organizations, including leveraging the naval training expertise and experience gained in the UK and Canada into other markets.

The military simulation and training market is driven by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through continued operational improvements and research and development programs. In particular, CAE launched a research and development program to introduce CAE NeTTS Networked Tactical Training Systems, a new PC-based architecture to address the requirement for scalable, re-configurable, cost effective training devices. With a leading-edge technology solution, CAE is well positioned to capitalize on upcoming international military programs in Canada, the US, Europe, the UK, Asia and Australia, as well as teaming and/or collaboration arrangements in other countries.

(b)  MARINE CONTROLS

CAE is a world leader in the supply of automation and controls systems for the naval and commercial marine markets, and has been selected for the provision of controls for more than 100 warships in 13 navies. CAE's marine control systems monitor and control propulsion, electrical steering, ancillary, auxiliary and damage control systems. CAE's Integrated Platform Management Systems (IPMS) have accumulated over 2.5 million hours of operational experience and have been or are in the process of being installed on 100 warships (including submarines) of 13 navies around the world, including those of the US, the UK and Germany. The Company has moved beyond the supply of marine controls into the provision of naval training services through its participation in the 30-year UK Royal Navy Astute Class Submarine Training program. CAE is a leading supplier of maritime mission training devices. In August 2001, CAE entered the commercial marine market by acquiring Valmarine, a civil marine control systems vendor focused on cruise lines, passenger ferries and cargo vessels. Valmarine has installed automation systems on approximately 450 vessels worldwide.

CAE's systems can be provided for new ship classes as well as retrofitted for existing vessels. The Company also provides full scope IPMS trainers and software support facilities. CAE was the first company in the world to provide an integrated On-Board Training System (OBTS) that enables sailors to train whether at sea or in port. CAE's damage control systems (DCS) provide significant improvement to the traditional plotting of damage assessment information and repair actions with advanced Human-Machine Interface hardware (consoles) at every DCS. The OBTS and DCS along with other advanced features of CAE's IPMS greatly improve the operational effectiveness of naval vessels.

The Damatic XD ship automation system sold by CAE Valmarine under license is installed in approximately 440 vessels worldwide. CAE Valmarine supplies many of the world's cruise lines, passenger ferry companies and shipbuilders. The advanced functionality that CAE pioneered in the naval automation sector, such as its DCS, is now being introduced to CAE Valmarine's customers.

Within CAE's Marine Controls segment, the Company also designs and manufactures power plant simulators and provides power plant simulator software upgrades. Power plant training simulators are used by electric utilities to train operators of power plant control rooms. CAE has supplied power plant training simulators to utilities around the world. CAE is the sole supplier of CANDU simulators and control systems to utilities worldwide. In addition, the Company supplies power plant simulators for pressurized water reactors, boiling water reactors, and fossil and process simulators.

CAE intends to grow its naval controls business by expanding the scope of its products and services and to use its technologies and experience in naval control systems to enhance CAE Valmarine's position as a world leader in commercial marine controls. In addition, CAE expects that it will be able to exploit its customer-installed base to enhance CAE's naval simulation and controls equipment and training services.

4.4  DISCONTINUED OPERATIONS

On December 18, 2001, the Board of Directors approved the divestiture of the Forestry Systems segment. Commencing in the third quarter of fiscal 2002, the results of Forestry Systems were reported in discontinued operations and combined with the results of the Cleaning Technologies segment. Prior year amounts have been reclassified, accordingly. On March 28, 2002 CAE closed the sale of the fiber screening business of Forestry Systems to Advanced Fiber Technologies Income Fund (AFT), a publicly traded income trust. The proceeds of the AFT offering, net of commissions, were approximately $123 million. AFT used the proceeds and an additional $39 million to acquire CAE's fiber screening business. In February, CAE completed the sale of CAE Ransohoff Inc. and CAE Ultrasonics, Inc., two of the five Cleaning Technologies operations, to the former management of these operations, for US$21.4 million in the form of cash and subordinated notes. The result of these transactions, combined with an estimate of the net realizable value of the remaining discontinued operations contributed to a $1.3 million gain from discontinued operations for the year. On June 28, 2002, CAE completed the sale of CAE Cleaning Technologies plc, another of the Cleaning Technologies operations, for (pound)528,000 in the form of a subordinated note, to the same former management group which previously purchased CAE Ransohoff Inc. and CAE Ultrasonics, Inc. On July 31, 2002 CAE signed a purchase and sale agreement for its sawmill businesses with the parent company of COE manufacturing. Negotiations to sell the remaining Forestry Systems businesses are proceeding and CAE expects to conclude agreements to dispose of some or all of the businesses in the first half of fiscal 2003.

4.5  RESEARCH AND DEVELOPMENT

CAE differentiates itself by providing superior products and services that rely on the latest, most advanced technology available. As a result, the Company has a long-standing commitment to research and development. Each business segment is encouraged to apply research and development across the whole spectrum of its operations, from product development to production processes and techniques.

An additional part of CAE's research and development strategy is to participate with several universities and government agencies in North America and in Europe in specific research projects. While development is the first priority, applied research is also vitally important to the Company's future. In addition to the basic internal research and development, research and development may also be carried out within customer contracts. This involves the development of technology which is necessary to complete a contract requirement but is also useful and may be reapplied by the Company in a broader sense. Certain CAE initiatives also receive the support of the Canadian government through Technology Partnerships Canada.

Total research and development expenditures include basic research and development costs as well as program related development costs. Basic internal research and development expenditures were in excess of $50 million for fiscal 2002, the product portion of which was largely associated with the development of the CAE Sim XXI simulator, CAE Simfinity training system and CAE Tropos visual system. In addition to these development activities, basic internal research and development funds a variety of product enhancement and process improvement initiatives. Basic research and development expenditure is expected to be at the same level in fiscal 2003 and will be primarily focussed on applying CAE Sim XXI design and manufacturing techniques to additional simulator platforms, extending the CAE Simfinity and CAE Tropos product capabilities, and developing the next generation open and distributed simulation environment.

4.6  EMPLOYEES AND LABOUR RELATIONS

Of the Company's 6,400 employees, approximately 825 of the employees are unionized, covered by 13 collective agreements. Six labour contracts were ratified in fiscal 2002. Over the next 15 months CAE will enter into negotiations for the renewal of six collective agreements including the collective agreement for 700 employees in Montreal which will expire in June 2003. There are no indications that negotiations on new contracts will include work stoppages. CAE considers employee relations to be satisfactory.

4.7 MANUFACTURING

CAE's manufacturing facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; and Stolberg, Germany.

The manufacturing process for CAE simulators is complex, involving the coordination of approximately 250,000 parts and millions of lines of software code. The manufacture of a civil simulator includes five major stages: design, manufacture and assembly, testing, pack and ship and final test on-site. This entire process has historically taken up to 18 months. As a result of recent process improvements in the manufacture and assembly stage, the time has been reduced to approximately 14 months. Military simulators are much more complex and unique than civil simulators, and therefore take more time to design, manufacture and test.

Manufacturing is organized into 12 manufacturing cells comprised of the following three major disciplines: electronics (printed circuit board assembly), electrical (cables and harnesses, cabinets and chassis, aircraft instruments and avionics), and mechanical (welding, sheet metal and machine shop, precision assembly and hydraulics, structural assembly and final assembly).

Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic integrated circuits) are available off-the-shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, as well as through simulated part manufacturers.

The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE's customers. CAE's contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE's customers rely on CAE's ability to make simulated parts.

4.8  COMPETITION

The markets in which CAE sells its products are highly competitive. Certain competitors are also the Company's customers and suppliers on specific programs. The extent of competition for any single project generally varies according to the complexity of the product and the dollar volume of the anticipated award. CAE believes that it competes on the basis of:

     -    the performance and flexibility of its products;
     -    reputation for prompt and responsive contract performance;
     -    accumulated technical knowledge and expertise;
     -    breadth of product line; and
     -    price.

CAE's future success will depend in large part upon its ability to improve existing product lines and to develop new products and technologies in the same or related fields.

CAE's major competitors in the military simulation and training market include Lockheed Martin Corporation, L-3 Communications Corporation, Boeing, NLX Corporation, Indra Systemas, Alenia Marconi Systems, Thales Training Simulation, Flight Safety International, Inc. and STN ATLAS Elektronik GmbH. Some of these competitors are predominantly local (one country or region) competitors. CAE sometimes partners with these and other competitors to cooperate on program contracts.

CAE's major competitors in the marine controls market include Lockheed Martin Corporation, Northrop Grumman Corporation (Sperry Marine Systems), Siemens AG, ABB Asea Brown Boveri Ltd., Vosper Thornycroft Holdings plc, L-3 Communications Corporation and MTU Elekronik GmbH.

CAE's major competitors in the civil simulation equipment market include Thales Training Simulation and NLX Corporation. Evans & Sutherland Computer Corporation also competes for visual systems. The Company's major competitors in civil pilot training include FlightSafety Boeing Training International L.L.C, FlightSafety International, Inc., GE CAT and PanAm International Flight Academy Inc.

4.9  GOVERNMENT CONTRACTS

The majority of CAE's contract revenue in its military simulations and marine controls business segments result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

In most instances, under government regulations, certain costs, including certain financial costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts. CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract's completion, the government may perform a post award audit of all aspects of contract performance to insure that the Company has performed in accordance with the terms of the contract.

Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically,

     - the contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government;

     - the government may not be liable for the contractor's costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and

     - the contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition to the right of the government to terminate, government contracts are often conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract.

4.10 INTELLECTUAL PROPERTY

CAE owns certain patents and has filed applications in respect of additional patents. The Company enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with its employees to protect its proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide its employees in their dealings with CAE's intellectual property and that of third parties. CAE's Intellectual Property Committee, comprising some of CAE's most senior technology-oriented officers, is mandated to oversee the protection, management and exploitation of the Company's inventions, trade secrets and other intellectual property.

Given the lengthy delay in obtaining patents (during which some technology may evolve into newer generations), the required detailed patent application disclosure which may permit competitors to reverse-engineer an invention, and the cost of maintaining and defending patents, CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.

CAE's agreements with Technology Partnerships Canada restrict CAE's ability to license (other than to customers) or transfer ownership of intellectual property developed with the program's support until all funding has been repaid or Technology Partnerships Canada's consent has been obtained.

4.11 ENVIRONMENT

CAE operations include, and past operations and those of some past operators at some of the Company's sites have included, the use, generation, storage, handling and disposal of hazardous materials which are subject to environmental laws and regulations in the various countries in which CAE operates or has operated. CAE believes the exposure to environmental risk to be relatively limited and the Company's operations are in compliance in all material respects with such environmental laws and regulations.

4.12 RISK FACTORS

CAE'S SALES CYCLE IS OFTEN LENGTHY AND UNPREDICTABLE, WHICH COULD RESULT IN VOLATILITY IN ITS OPERATING RESULTS AND THE PRICE OF ITS COMMON SHARES.

The sales cycle of CAE's products and services is lengthy and unpredictable, ranging from 6 to 18 months for civil aviation and civil marine applications and from 6 to 24 months or longer for military applications. While customers are evaluating CAE's products and services, the Company may incur expenses and expend management effort. The result of making these expenditures, with no corresponding revenue in any given quarter, could further exacerbate fluctuations of its quarterly operating results and share price volatility.

CAE'S SUCCESS DEPENDS ON THE RELIABILITY OF ITS PRODUCTS, THE QUALITY OF ITS SERVICES AND ITS ABILITY TO ADAPT TO CHANGING CUSTOMER NEEDS IN A TIMELY MANNER.

The civil aviation, military and marine markets in which CAE operates are characterized by changes in customer requirements, new aircraft models and marine vessels and evolving industry standards. CAE's failure to predict accurately the future needs of its customers and prospective customers and to develop product enhancements that address evolving standards and technologies may result in the loss of current customers or negatively affect its revenue and its ability to secure new customers.

A REDUCTION IN DEFENSE SPENDING COULD RESULT IN A DECREASE IN CAE'S REVENUE.

CAE relies on sales to military customers around the world to generate a significant portion of its revenue. In fiscal 2002, Military Simulation and Marine Controls sales accounted for approximately 52% of its revenue. CAE acts as prime contractor or major subcontractor for various US, European, Canadian and other foreign government programs. The termination of funding for a government program would result in a loss of anticipated future revenue attributable to that program which could have a negative impact on CAE's operations. A significant reduction in military expenditures by countries with which CAE has contracts could materially adversely affect its sales and earnings.

CAE OPERATES IN THE CIVIL SIMULATION EQUIPMENT AND TRAINING SERVICES MARKETS, BOTH OF WHICH ARE HEAVILY DEPENDENT ON THE AIRLINE INDUSTRY.

CAE derives a material portion of its revenue from the supply of equipment and services to the commercial and business airline industry. Reduced demand for air transportation will impact the operating results of airlines and lead to a reduction or delay of new aircraft purchases which CAE would expect to result in reduced simulator orders.

INTENSE COMPETITION IN CAE'S TARGET MARKETS COULD LIMIT ITS ABILITY TO ATTRACT AND RETAIN CUSTOMERS.

The markets in which CAE sells its simulation and control equipment and training services are highly competitive. Some of the Company's competitors, particularly in the military market, are larger than CAE and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments which may give them an advantage over CAE in winning contracts with these organizations. CAE obtains most of its contracts through competitive bidding processes that subject the Company to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to the Company. CAE cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

CAE'S USE OF FIXED-PRICE AND LONG-TERM SUPPLY CONTRACTS COULD SUBJECT THE COMPANY TO LOSSES IF THERE ARE COST OVERRUNS.

CAE provides its products and services primarily through fixed-price contracts that require the absorption of cost overruns, notwithstanding the difficulty of estimating all of the costs incurred in performing these contracts and in projecting the ultimate level of sales that the Company may achieve. In addition, a number of CAE's contracts to supply simulators to commercial airlines are long-term agreements for up to 20 years. These agreements establish the prices for the simulators to be delivered, subject to adjustments for inflation and cost increases. If these adjustments do not fully offset inflation or cost increases, CAE's results of operations could be adversely affected.

CAE'S GOVERNMENT-FUNDED MILITARY PROGRAMS ARE REGULATED AND SUBJECT TO AUDIT.

Like most suppliers of products and services to governments, CAE may be audited and reviewed periodically on some projects. Adjustments arising from government audits and reviews may have an adverse effect on results of operations. In addition, some costs may not be reimbursable or allowed in negotiation of fixed-price contracts. Further, as a government contractor, CAE may be subject to an increased risk of legal actions and liabilities which purely private sector companies are not subject to, the results of which could have a material adverse effect on operations. Failure to comply with applicable government regulations and requirements could lead to suspension or being barred from government contracting or subcontracting for a period of time, which would have a negative impact on CAE's operations and could have a negative effect on its reputation and ability to procure other government contracts in the future.

IN THE FUTURE, CAE MAY NOT BE ABLE TO OBTAIN FINANCIAL SUPPORT FOR RESEARCH AND DEVELOPMENT ACTIVITIES.

Some of CAE's research and development initiatives have been carried out with the financial support of governmental agencies including amounts from the government of Canada through Technology Partnerships Canada. If such financial assistance is not available to the Company in the future, CAE may have to find other financing, which may not be available.

CAE MAY EXPERIENCE CONTRACT CANCELLATIONS WITHIN ITS EXISTING BACKLOG OF ORDERS.

At March 31, 2002, CAE had approximately 460 active contracts representing a total order backlog of $2.7 billion. If certain of the Company's customers become insolvent or experience other financial difficulties, CAE's revenue would be adversely affected. CAE cannot assure that its existing backlog will result in sales or that any such sales will be profitable.

CAE'S ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY IS LIMITED, AND COMPETITORS MAY USE CAE'S TECHNOLOGY WHICH COULD WEAKEN THE COMPANY'S COMPETITIVE POSITION.

CAE relies in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Such reliance may be insufficient to prevent misappropriation of CAE's technology or deter others from developing similar technologies. Enforcement of CAE's intellectual property rights or its ability to acquire them may be unavailable or limited in some countries.

RELIANCE ON THE INTELLECTUAL PROPERTY OF OTHERS COULD PREVENT OR DELAY CAE'S PERFORMANCE OF CONTRACTS OR NEGATIVELY IMPACT MARGINS.

CAE's products contain sophisticated computer systems supplied to the Company by third parties. Such computer systems and software may not always be available to CAE. The production of CAE's simulators is often dependent upon receipt of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which the Company's simulator is intended to simulate. CAE cannot assure that it will be able to obtain such data on reasonable terms, or at all.

CLAIMS BY OTHER COMPANIES THAT CAE'S PRODUCTS INFRINGE THEIR PROPRIETARY RIGHTS COULD ADVERSELY AFFECT THE COMPANY'S ABILITY TO SELL ITS PRODUCTS AND INCREASE ITS COSTS.

Infringement claims may be brought against CAE or its customers in the future. CAE may not be successful in the defense of such claims and may not be able to develop processes that do not infringe on the rights of third parties or obtain licenses on commercially acceptable terms, if at all. In addition, any litigation related to CAE's intellectual property rights could be lengthy and costly and could adversely affect operations or financial results, whether or not CAE is successful.

CAE IS SUBJECT TO THE RISKS OF DOING BUSINESS ABROAD AND CURRENCY FLUCTUATIONS.

CAE has operations in 16 countries and sells its products and services to customers around the world. For the fiscal year ended March 31, 2002, sales to customers outside the US and Canada accounted for approximately 60% of revenue. CAE expects that sales outside the US and Canada will continue to account for a significant portion of revenue for the foreseeable future. As a result, CAE is subject to risks of doing business internationally. The majority of CAE's revenue is not currently denominated in Canadian dollars, and the Company expects that its revenue will continue to be generated in currencies other than the Canadian dollar. A substantial portion of operating expenses are payable in Canadian dollars. Fluctuations in the Canadian dollar exchange rate will impact results of operations and financial condition from period to period. CAE's currency hedging activities may not be successful.

SOME OF CAE'S UNION AGREEMENTS ARE SUBJECT TO RENEWAL IN THE NEAR FUTURE, AND THE COMPANY MAY BE UNABLE TO RETAIN QUALIFIED PERSONNEL WHICH WOULD HARM THE ABILITY TO CARRY OUT ITS BUSINESS STRATEGY.

CAE is party to 13 collective bargaining agreements throughout its business units which are subject to expiration at various times in the future. If CAE is unable to renew these agreements, or others as they become subject to renegotiation from time to time, it could result in work stoppages and other labor disturbances which could have a material adverse effect on CAE's business. CAE's success depends to a significant degree upon the continued contributions of its qualified technical personnel and its future ability to attract and retain highly skilled personnel. Any inability to attract and retain qualified personnel in the future may seriously harm CAE's business and results of operations.

CAE'S DEBT AGREEMENTS MAY RESTRICT ITS ABILITY TO FINANCE FUTURE OPERATIONS AND, IF THE COMPANY IS UNABLE TO MEET ITS FINANCIAL COVENANTS, COULD CAUSE CAE'S DEBT TO BE ACCELERATED.

The indenture governing CAE's senior notes and revolving credit facilities contain restrictive covenants. These restrictions could hurt the Company's ability to finance future operations or capital needs, or to engage in other business activities that may be in CAE's interest. In addition, CAE is also required to comply with specified ratios and tests, including leverage, interest coverage ratios and a consolidated net worth test. A breach of any of these agreements or inability to comply with the required financial ratios or limits could result in a default, which would permit CAE's lenders to declare amounts owed to them due and immediately payable.

CAE'S LEVEL OF DEBT MAY ADVERSELY AFFECT ITS FINANCIAL AND OPERATING ACTIVITY.

CAE incurred indebtedness in connection with recent acquisitions and CAE expects its capital expenditures to continue at greater than historical levels in the short term as the Company executes its business plan. In the future, CAE may borrow more money, subject to the limitations imposed by senior notes and credit facilities. CAE's indebtedness may affect the way it conducts business.

CAE MAY BE SUBJECT TO SIGNIFICANT ENVIRONMENTAL LIABILITIES IMPOSED BY ENVIRONMENTAL LAWS AND REGULATIONS OR CONTRACTUAL INDEMNITIES.

CAE's operations include, and its past operations and those of some past operators at some of its sites have included, the use, generation, storage, handling and disposal of hazardous materials. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements or claims on indemnities CAE has been given may require the Company to incur substantial costs in the future which could have a material adverse effect on its financial condition and results of operations.

CAE MAY BE SUBJECT TO LIABILITY CLAIMS ARISING FROM CASUALTY LOSSES.

Due to the nature of CAE's business, the Company may be subject to liability claims arising out of accidents or disasters involving aircraft, marine vessels or power plants for which CAE has provided training equipment or services or control systems used by employees operating or conducting maintenance on such aircraft, marine vessels or power plants, including claims for serious personal injury or death. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

THE PRODUCTS CAE MANUFACTURE MAY BE SUBJECT TO WARRANTY OR OTHER CLAIMS.

The simulators and control systems CAE manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. The occurrence of errors and failures in CAE's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. When defective products are integrated in the customers' equipment, CAE may face product liability claims based on damages to such equipment. Any claims, errors or failures could have an adverse effect on operating results and business. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

CAE IS SUBJECT TO COMPLIANCE WITH REGULATORY RULES IMPOSED BY AVIATION AUTHORITIES THAT MAY CHANGE WITHOUT NOTICE, RESULTING IN DISRUPTIONS TO ITS SALES AND OPERATIONS.

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations. Any changes imposed by a regulatory agency, including changes imposed by aviation authorities such as the US Federal Aviation Administration (FAA) to safety standards, could require CAE to make unplanned modifications to its products and services, or may result in delays or cancellations of sales. CAE cannot predict the future impact of changing law or regulation on its operations and any changes could have a material adverse effect on its results of operations or financial condition.

SALES OR LICENSES OF CERTAIN CAE PRODUCTS REQUIRE REGULATORY APPROVALS.

The sale or license of virtually all of CAE's products is subject to regulatory controls, including the prohibition of sales to certain countries, or of certain technology such as military-related simulators and nuclear power plant system simulators, without an export license or other approvals. These regulations change with some frequency. CAE cannot assure that it will be permitted to sell or license certain products to customers and the Company may lose potential revenue as a result of the application of such regulations. Failure to comply with any of these regulations in the countries in which CAE operates could subject the Company to fines and other material sanctions.

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1  ANNUAL INFORMATION

The following summary of financial information has been drawn from the consolidated financial statements of the Company and covers the three most recently completed financial years.

                          TWELVE MONTHS ENDED MARCH 31
               (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                   2002(Note 1)       2001          2000
==========================================================================================
Continuing Operations
    Revenue                                         $1,126.5       $  891.4      $  865.1
    Earnings                                           149.3          105.2          62.3
    Earnings per share (notes 2 & 3)                    0.69           0.49          0.28
Net earnings                                           150.6          108.1          98.5
Net earnings per share (note 2 & 3)                     0.69           0.50          0.45
Total assets                                         2,384.8        1,372.1       1,248.6
Total long-term debt                                   926.5          265.3         270.7
Shareholders' equity                                   618.5          464.1         379.3
Dividends per share                                     0.11           0.10          0.10
==========================================================================================

Notes:

(1) The results for the year ended March 31, 2002 include the results of BAE SYSTEMS Flight Simulation and Training Inc. from April 2, 2001, Valmarine AS from August 1, 2001, Schreiner Aviation Training B.V. from August 24, 2001 and SimuFlite Training International, Inc. from December 31, 2001. These acquisitions affect the comparability of the fiscal 2002 results with fiscal years 2000 and 2001.

     On December 18, 2001, the Board of Directors approved a plan to divest the Forestry Systems business segment. As a result of the planned divestitures, the consolidated financial statements for fiscal years 2000 and 2001 have been reclassified to reflect the results of operations for the Forestry group as discontinued operation.

     In addition to the above reclassification, in February 2000, the Company announced its intention to divest its Cleaning Technologies and Energy Control Systems businesses. On May 31, 2000, the Company completed the sale of its Energy Control Systems business to SNC-Lavalin Group Inc. On February 28, 2002, the Company completed the sale of two of CAE's Cleaning Technologies operations. The Company sold CAE Ransohoff Inc., of Cincinnati, Ohio and CAE Ultrasonics Inc., of Jamestown, New York, to the former management of these operations

(2) In fiscal 2002, the new accounting standard for goodwill and intangibles was adopted. Giving effect to the standard, adjusted net earnings and diluted net earnings per share for fiscal years 2001 and 2000 were $0.52 and $0.48, respectively. In fiscal 2001, the new accounting standard for income taxes and employee future benefits was adopted. See note 1 to the consolidated financial statements for details.

(3) Conversion of all outstanding stock options would not materially dilute earnings per share.

5.2  DIVIDENDS

Quarterly cash dividends of $0.025 per common share were declared during fiscal 2001 and for the last three-quarters of fiscal 2000. A cash dividend of $0.02 per common share was declared for the first quarter of fiscal 2000.

On June 20, 2001, the Board of Directors declared a 100% stock dividend in respect of CAE's common shares, effectively achieving a two-for-one split of outstanding common shares. CAE's common shares commenced trading on a split basis on July 5, 2001 on The Toronto Stock Exchange. CAE ascribed essentially no monetary value to the stock dividend.

Commencing with the dividend payable on September 28, 2001, CAE raised the quarterly dividend to $0.03 per common share. The Company currently intends to maintain the quarterly dividend of $0.03 per common share. However, any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors, after taking into account the financial results, capital requirements and other factors the directors may deem relevant.

CAE permits its shareholders to elect to receive common share dividends in lieu of cash dividends. During fiscal 2000, 2001 and 2002, CAE issued 68,032, 34,410 and 17,605 common shares, respectively, as share dividends.


ITEM 6 - REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The information that appears under the heading "Review of Operations and Management's Discussion and Analysis" on pages 17 - 26 inclusive of the Annual Report is incorporated herein by reference.


ITEM 7 - MARKET FOR SECURITIES

The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol "CAE".

Effective July 29, 2002, CAE listed its shares on the New York Stock Exchange under the symbol "CGT" (CAE Global Training).


ITEM 8 - DIRECTORS AND OFFICERS

The directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the directors and officers of the Company, the positions and offices held by them in the Company, and their respective principal occupations for the last five years are set forth below. In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies;
(iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

The Committees of the Board of Directors are the Audit Committee, the Governance Committee, the Compensation Committee and the Executive Committee.

DIRECTORS


NAME AND MUNICIPALITY OF RESIDENCE AND
YEAR FIRST BECAME A DIRECTOR                      PRINCIPAL OCCUPATION
===============================================   ============================================================
DEREK H. BURNEY, O.C.                             President and Chief Executive Officer of the Company and is
Toronto, Ontario                                  a member of the Executive Committee. Mr. Burney is also a
(1999)                                            director of Shell Canada Limited. Formerly, Mr. Burney was
                                                  Chairman and Chief Executive Officer of Bell Canada
                                                  International Inc. (1993-October 1999). Prior thereto, he
                                                  was Canada's Ambassador to the United States of America from
                                                  1989.

-----------------------------------------------   -------------------------------------------------------------

JOHN A. (IAN) CRAIG                               Business consultant and was formerly Chief Marketing Officer
Ottawa, Ontario                                   of Nortel Networks Corporation. Mr. Craig is also a director
(2000)                                            of Bell Canada International Inc., Arris Group Inc. and
                                                  Williams Communications Group. Mr. Craig is a member of the
                                                  Audit Committee.

-----------------------------------------------   -------------------------------------------------------------

RICHARD (DICK) J. CURRIE, C.M.                    Non-executive Chairman of BCE Inc. He was formerly President
Toronto, Ontario                                  and a director of George Weston Limited since 1996 and was
(2001)                                            President and a director of Loblaw Companies Limited for
                                                  almost 25 years until December 2000. Mr. Currie has served as a member of RJR Nabisco's Advisory Board and on the
                                                  Advisory Board of Jacob Suchard (Zurich) and is presently on the Advisory Board of Barry Callebaut (Zurich). Mr. Currie
                                                  is Past Chairman of the Richard Ivey School of Business
                                                  Administration of The University of Western Ontario and has
                                                  served on the Visiting Committee to the Harvard Business
                                                  School. Mr. Currie is a member of the Audit Committee.

-----------------------------------------------   -------------------------------------------------------------

R. FRASER ELLIOTT, C.M., Q.C.                     Senior partner in the legal firm of Stikeman Elliott
Toronto, Ontario                                  (Toronto). Mr. Elliott is also a director of the Toronto
(1951)                                            General & Western Hospital Foundation. Mr. Elliott is a
                                                  member of the Executive Committee.

-----------------------------------------------   -------------------------------------------------------------

H. GARFIELD EMERSON, Q.C.                         National Chairman and a senior partner of the legal firm of
Toronto, Ontario                                  Fasken Martineau DuMoulin. Mr. Emerson is also the Chairman
(1992)                                            of Rogers Communications Inc., Vice-Chairman of Rogers
                                                  Wireless Communications Inc. and a director of Canada
                                                  Deposit Insurance Corporation, University of Toronto Asset
                                                  Management Corporation, Wittington Investments, Limited and
                                                  Sunnybrook & Women's Health Sciences Centre. He was formerly
                                                  President and Chief Executive Officer of NM Rothschild &
                                                  Sons Canada Limited, investment bankers. Mr. Emerson is a
                                                  member of the Governance Committee.
===============================================   ============================================================


NAME AND MUNICIPALITY OF RESIDENCE AND
YEAR FIRST BECAME A DIRECTOR                      PRINCIPAL OCCUPATION
===============================================   ============================================================
ANTHONY S. FELL                                   Chairman of RBC Dominion Securities Limited. Mr. Fell is
Toronto, Ontario                                  also a director of BCE Inc., a director of Munich
(2000)                                            Reinsurance Company of Canada, a director of Loblaw
                                                  Companies Limited, Chairman of the Board of Trustees of
                                                  University Health Network, and a Governor of the Duke of
                                                  Edinburgh's Award Program in Canada. Mr. Fell is the
                                                  Chairman of the Governance Committee.

-----------------------------------------------   -------------------------------------------------------------

THE HONOURABLE JAMES A. GRANT, P.C., Q.C.         Partner in the legal firm of Stikeman Elliott (Montreal).
Montreal, Quebec                                  Mr. Grant is a director of Canadian Imperial Bank of
(1991)                                            Commerce, Shire Pharmaceuticals Group plc and various
                                                  charitable and social organizations. Mr. Grant is a member of the Compensation Committee and the Executive Committee.

-----------------------------------------------   -------------------------------------------------------------

JAMES F. HANKINSON                                Business consultant and was formerly President and Chief
Toronto, Ontario                                  Executive Officer of New Brunswick Power Corporation. He is
(1995)                                            also a director of Maple Leaf Foods Inc. Mr. Hankinson is
                                                  the Chairman of the Audit Committee.

-----------------------------------------------   -------------------------------------------------------------

E. RANDOLPH (RANDY) JAYNE II                      Senior Partner in Heidrick & Struggles International, Inc.,
Tysons Corner, Virginia                           an executive search firm (1996-present) and is a Founder and
(2001)                                            the Global Managing Partner of that firm's Semiconductor,
                                                  Hardware and Systems Specialty Practice. Prior to this, he served as a senior executive in McDonnell Douglas
                                                  Corporation and an officer in the US Air National Guard
                                                  (1987-1996). Mr. Jayne is a member of the Compensation
                                                  Committee.

-----------------------------------------------   -------------------------------------------------------------

JAMES W. MCCUTCHEON, Q.C.                         Counsel to the law firm of McCarthy Tetrault. Mr. McCutcheon
Toronto, Ontario                                  is a director of Dominion of Canada General Insurance
(1979)                                            Company, E-L Financial Corporation, Empire Life Insurance
                                                  Company (Chairman 1991-1997), Guardian Capital Group Limited
                                                  and Noranda Inc. Mr. McCutcheon is a member of the Audit
                                                  Committee.

-----------------------------------------------   -------------------------------------------------------------

GEORGE K. PETTY                                   Business consultant and was formerly President and Chief
San Luis Obispo,  California                      Executive Officer of BCT.Telus Corporation, a Canadian
(1996)                                            telecommunication and information services company. Mr.
                                                  Petty is the Chairman of the Compensation Committee.

-----------------------------------------------   -------------------------------------------------------------

LAWRENCE N. STEVENSON                             President & Chief Executive Officer of Pathfinder Capital
Toronto, Ontario                                  Inc., an investment and venture capital firm. Mr. Stevenson
(1998)                                            was formerly Chief Executive Officer of Chapters and
                                                  Chapters Online Inc. Mr. Stevenson is also a director of
                                                  SNC-Lavalin Group Inc. and Sobeys Inc. Mr. Stevenson is a
                                                  member of the Governance Committee.
===============================================   ============================================================


NAME AND MUNICIPALITY OF RESIDENCE AND
YEAR FIRST BECAME A DIRECTOR                      PRINCIPAL OCCUPATION
===============================================   ============================================================
LYNTON R. WILSON, O.C.                            Chairman of the Board of the Company, Chairman of the
Oakville, Ontario                                 Executive Committee and is a member of the Compensation and
(1997)                                            the Governance Committees. Mr. Wilson is the Chairman of
                                                  Nortel Networks Corporation and is also a director of
                                                  DaimlerChrysler AG.
===============================================   ============================================================


OFFICERS WHO ARE NOT DIRECTORS


NAME AND MUNICIPALITY OF RESIDENCE                OFFICE HELD WITH CAE AND PRINCIPAL OCCUPATION(1)
===============================================   ============================================================
DONALD W. CAMPBELL                                Group President, Military Simulation and Training; formerly
Ottawa, Ontario                                   Executive Vice President, Military Simulation and Training
                                                  2000 to 2002; Deputy Minister of Foreign Affairs and Prime
                                                  Minister's Personal Representative for Economic Summit, 1997
                                                  to 2000; Ambassador to Japan, 1997.

-----------------------------------------------   -------------------------------------------------------------

GARY SCOTT                                        Effective July 8, 2002, Group President, Civil Simulation
Baie D'Urfe, Quebec                               and Training. Formerly, President of FlightSafety Boeing
                                                  Training International from 2000 to 2002; Vice President
                                                  Finance and Business Strategy for Boeing Commercial
                                                  Airplanes' Commercial Aviation Services from 1999 to 2000;
                                                  Vice President Business Strategy for Boeing Commercial
                                                  Airplanes during 1999; Vice President and Chief Operating
                                                  Officer, Boeing Enterprises during 1998; and Vice President and General Manager of Boeing Commercial Airplanes Group's
                                                  737/757 Programs from 1996 to 1998.

-----------------------------------------------   -------------------------------------------------------------

PAUL G. RENAUD                                    Executive Vice President, Chief Financial Officer and
Mississauga, Ontario                              Secretary; formerly Vice President Finance, Chief Financial
                                                  Officer and Secretary, 1997 to 2000.

-----------------------------------------------   -------------------------------------------------------------

RASHID A. KHAN                                    Executive Vice President, Marine Controls; formerly Vice
St-Lazare, Quebec                                 President and General Manager, Marine Systems, CAE
                                                  Electronics Ltd., 1998 to 2000; Director Marine Control
                                                  Systems and Power Plant Simulation, CAE Electronics Ltd.,
                                                  1997 to 1998.

-----------------------------------------------   -------------------------------------------------------------

R. HANI MACRAMALLAH                               Executive Vice President, Operations; formerly Vice
Montreal, Quebec                                  President, Operations, CAE Electronics Ltd., 1997 to 2000.

-----------------------------------------------   -------------------------------------------------------------

HARTLAND J.A. PATERSON                            Vice President, Legal and General Counsel, 2001 to present;
Westmount, Quebec                                 formerly Vice President, Legal and Regulatory of Cable &
                                                  Wireless PLC (Japan), 1999 to 2001; Director Legal Affairs
                                                  of Cable & Wireless PLC (Caribbean) from 1997 to 1999.
===============================================   ============================================================


NAME AND MUNICIPALITY OF RESIDENCE                OFFICE HELD WITH CAE AND PRINCIPAL OCCUPATION(1)
===============================================   ============================================================
JEAN-FRANCOIS THIBODEAU                           Vice President and Treasurer, 2001 to present; formerly
Laval, Quebec                                     Treasurer of G.T.C. Transcontinental Group Ltd., 1999 to
                                                  2001; Director of Finance and Treasury of Provigo, 1997 to
                                                  1999.

-----------------------------------------------   -------------------------------------------------------------

ROBERT C. HEDGES                                  Controller and Assistant Secretary, 1998 to present;
Newmarket, Ontario                                formerly Financial Planning Consultant, Financial Concept
                                                  Corporation, 1998; Vice President, Finance and Chief
                                                  Financial Officer, Holliday & Scandrett International Inc.,
                                                  1997 to 1998.
===============================================   ============================================================


(1) Where the date 1997 appears, it signifies the beginning of the last five years and not necessarily the date upon which the individual commenced the relevant position or occupation.

The directors and senior officers of the Company as a group as at the date hereof beneficially own, directly or indirectly, or exercise control or direction over 10,332,157 common shares, which represents 4.7 percent of the Company's outstanding common shares.

ITEM 9 - ADDITIONAL INFORMATION

The Company will provide to any person or company, upon request to the Vice President, Corporate Communications and Investor Relations or the Secretary of the Company, the documents specified below:

(a) When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

     (i) one copy of the annual information form of the Company together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form;

     (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Company for any period after the end of its most recently completed financial year;

     (iii)one copy of the information circular in respect of its most recent annual meeting of shareholders that involved the election of directors;
          and

     (iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)  At any other time, one copy of any other document referred to in clauses
     (i), (ii) and (iii) of paragraph (a) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Proxy Information Circular dated June 10, 2002 in connection with the Company's Annual Meeting of Shareholders held on August 7, 2002. Additional financial information is provided in the Consolidated Financial Statements. A copy of such documents may be obtained from the Vice President, Corporate Communications and Investor Relations or the Secretary of the Company upon request.

SCHEDULE "A" - SUBSIDIARIES

Set forth below are the names of all the direct and indirect subsidiaries of the Company. All companies are wholly owned except as noted.


                                                                                               JURISDICTION OF
NAME OF SUBSIDIARY                                                                             INCORPORATION
===========================================================================================    ==================
CANADA

CAE International Holdings Limited                                                             Canada
CAE Railway Ltd.                                                                               Canada
CAE Machinery Ltd.                                                                             British Columbia

-------------------------------------------------------------------------------------------    ------------------
UNITED STATES

CAE (US) Inc.                                                                                  Delaware
CAE (US) LLC.                                                                                  Delaware
CAE (US) Services Inc.                                                                         Delaware
CAE USA Inc.                                                                                   Delaware
Civil Aviation Training Solutions Inc.                                                         Florida
CAE Center Dallas, Inc.                                                                        Texas
CAE SimuFlite Inc.                                                                             Texas

-------------------------------------------------------------------------------------------    ------------------
EUROPE

CAE Center Brussels N.V.                                                                       Belgium
Simubel N.V. (a CAE Aviation Training Company)                                                 Belgium
CAE Elektronik GmbH                                                                            Germany
CAE Grundstucksgesellschaft mbH                                                                Germany
CAE Verwaltungsgesellschaft mbH                                                                Germany
CityLine Canadair Simulator und Training GmbH (15%)                                            Germany
SAGO Grunstucks-Verwaltungsgesellschaft mbH (51%)                                              Germany
SAGO Grunstucks-Verwaltungsgesellschaft mbH & Co. KG (95%)                                     Germany
ZFB Zentrum fur Flugsimulation Berlin GmbH (17%)                                               Germany
CAE International Capital Management Hungary LLC                                               Hungary
CAE  Investment S.a r.l.                                                                       Luxembourg
B.V. Nationale Luchtvaartschool                                                                Netherlands
CAE Aviation Training B.V.                                                                     Netherlands
CAE Center Maastricht B.V.                                                                     Netherlands
CAE Euro Co. S.a.r.l.                                                                          Netherlands
CAE Flight Crew Training B.V.                                                                  Netherlands
CAE Holdings BV                                                                                Netherlands
CAE Investments BV                                                                             Netherlands
CAE Training Aircraft B.V                                                                      Netherlands
CAE Training B.V                                                                               Netherlands
NLS Amsterdam B.V                                                                              Netherlands
CAE Holding Norway AS                                                                          Norway
CAE Valmarine AS                                                                               Norway
Academia Aeronautica De Evora S.A.(45%)                                                        Portugal
CAE Servicios Globales de Instruccion de Vuelo S.L.                                            Spain
===========================================================================================    ==================


                                                                                               JURISDICTION OF
NAME OF SUBSIDIARY                                                                             INCORPORATION
===========================================================================================    ==================
EUROPE (CONT'D)

CAE Holdings Ltd.                                                                              United Kingdom
CAE Invertron Simulators plc                                                                   United Kingdom
CAE UK plc                                                                                     United Kingdom
CAE Aircrew Training Services plc (74%)                                                        United Kingdom
CVS Leasing Limited (11%)                                                                      United Kingdom
Fast Holding Limited (50%)                                                                     United Kingdom
Fast Training Services Limited (50%)                                                           United Kingdom

-------------------------------------------------------------------------------------------    ------------------
OTHER

CAE Electronics (Australia) Pty Ltd.                                                           Australia
CAE Simco (Barbados) Ltd.                                                                      Barbados
Academia De Treinamento De Voo Do Brasil Ltda.                                                 Brazil
Qindao Fei Sheng International Aviation Technology Development Training Co. Ltd.(33%)          China
CAE Electronics Private Ltd.                                                                   India
ISDAT Simulation SDN BHD (20%)                                                                 Malaysia
CAE Aviation Training International Ltd.                                                       Mauritius
Flight Training Device (Mauritius) Limited                                                     Mauritius

===========================================================================================    ==================

                            DISCONTINUED OR INACTIVE

                                                                                               JURISDICTION OF
NAME OF SUBSIDIARY                                                                             INCORPORATION
===========================================================================================    ==================
UNITED STATES

CAE Alpheus Inc.                                                                               California
CAE McGehee Inc.                                                                               California
CAE Cleaning Technologies, Inc.                                                                Delaware
CAE Railway Inc.                                                                               Delaware
CAE ScreenPlates Inc.                                                                          Delaware
CAE Newnes Inc.                                                                                Washington

-------------------------------------------------------------------------------------------    ------------------
EUROPE

CAE ScreenPlates SA                                                                            France
CAE Beteiligungsgesellschaft mbH                                                               Germany
CAE Beyss GmbH                                                                                 Germany
CAE Center Amsterdam B.V.                                                                      Netherlands
CAE ScreenPlates AB                                                                            Sweden
CAE Cleaning Technologies plc                                                                  United Kingdom

-------------------------------------------------------------------------------------------    ------------------
OTHER

CAE MRAD Pty Ltd.                                                                              Australia
CAE Electronics SPN, BHD                                                                       Malaysia

===========================================================================================    ==================

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


A.     UNDERTAKING

       CAE Inc. (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to the obligation to file an annual report on Form 40-F arises or transactions in said securities.


B.     CONSENT TO SERVICE OF PROCESS

       The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares, including the associated Common Share purchase rights pursuant to the Registrant's Shareholder Rights Plan, which purchase rights trade together with the Common Shares.

                                 CERTIFICATIONS


     Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 accompany this annual report on Form 40-F.

                                   SIGNATURES


     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


Date: August 16, 2002           CAE INC.





                                By: /s/ Hartland J. A. Paterson
                                    ------------------------------------------
                                    Name:    Hartland J. A. Paterson
                                    Title:   Vice President, Legal and General
                                             Counsel

                                  EXHIBIT INDEX



EXHIBIT NO.           DESCRIPTION

1 Audited annual financial statements for the fiscal year ended March 31, 2002

2 Management's Discussion and Analysis for the fiscal year ended March 31, 2002

3                     Consent of PricewaterhouseCoopers LLP