Form 40-F
CAE INC
filed 2003-08-08
CIK 1173382

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F
(Check One)
Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
· Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
CAE INC. (Exact name of Registrant as specified in its charter)
Canada (Province or Other Jurisdiction of Incorporation or Organization)	3699 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)
Suite 3060, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2J1

416-865-0070
(Address and Telephone Number of Registrant's principal executive office)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011 (212) 894-8700
(Name, Address and Telephone Number of Agent for Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, including associated Common Share purchase rights pursuant to the Registrant's Shareholder Rights Plan, which purchase rights will trade together with the Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: none
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none
For annual reports, indicate by check mark the information filed with this form: · Annual Information Form · Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 219,661,178.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.    Yes                  No   ·

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes   ·                     No

CAE ANNUAL INFORMATION FORM page.01

[CAE LOGO]
ANNUAL INFORMATION FORM 2003
August 8, 2003	CORPORATE OFFICES SUITE 3060, P.O. BOX 30 ROYAL BANK PLAZA TORONTO, ONTARIO M5J 2J1

CAE ANNUAL INFORMATION FORM page.02

TABLE OF CONTENTS
ITEM 1	COVER PAGE	1
ITEM 2	CORPORATE STRUCTURE OF CAE 2.1 Name and Incorporation 2.2 Inter-corporate Relationships	4 4 4
ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS 3.1(a) General 3.1(a) History 3.2 Industry Overview and Trends 3.2(a) Civil Simulation and Training 3.2(b) Military Simulation and Training 3.2(c) Marine Controls	4 4 5 10 10 13 15
ITEM 4	NARRATIVE DESCRIPTION OF THE BUSINESS 4.1 General 4.2 Civil Simulation and Training 4.3 Military Simulation and Training 4.4 Marine Controls 4.5 Discontinued Operations 4.6 Research and Development 4.7 Employees and Labor Relations 4.8 Manufacturing 4.9 Competition 4.10 Government Contracts 4.11 Intellectual Property 4.12 Environment 4.13 Risk Factors	17 17 19 21 23 24 24 25 25 26 26 27 28 28
ITEM 5	SELECTED CONSOLIDATED FINANCIAL INFORMATION 5.1 Annual Information 5.2 Dividends	33 33 34
ITEM 6	REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS	34
ITEM 7	MARKET FOR SECURITIES	35
ITEM 8	DIRECTORS AND OFFICERS	35
ITEM 9	ADDITIONAL INFORMATION	40
SCHEDULE "A"	SUBSIDIARIES	42

CAE ANNUAL INFORMATION FORM page.03

INFORMATION INCORPORATED BY REFERENCE

The Company's Review of Operations and Management's Discussion and Analysis and its consolidated financial statements for the year ended March 31, 2003, and the notes thereto (the "Consolidated Financial Statements") appear on pages 34 to 50 and pages 51 to 97 respectively in the Annual Report to Shareholders for the year ended March 31, 2003 (the "Annual Report"). The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Canada (";Canadian GAAP";). For a discussion of the principal difference between Canadian GAAP and the accounting principles generally accepted in the United States, see note 22 to the Consolidated Financial Statements. The information contained therein is specifically incorporated by reference into this Annual Information Form. Any parts of the Annual Report not specifically incorporated by reference do not form part of this Annual Information Form.

Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars.

References to fiscal 2003 refer to the period from April 1, 2002 to March 31, 2003, references to fiscal 2002 refer to the period from April 1, 2001 to March 31, 2002, and references to fiscal 2001 refer to the period from April 1, 2000 to March 31, 2001.

This Annual Information Form contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions that CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE and its subsidiaries, may ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 48-50 of the Annual Report.

CAE ANNUAL INFORMATION FORM page.04

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

2.2   Inter-corporate Relationships

The direct and indirect subsidiaries and other ownership interests of the Company are set out in Schedule ";A"; hereto.

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

CAE ANNUAL INFORMATION FORM page.05

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

Over the last three years, CAE executed this strategy, divesting itself of its non-core businesses and transforming from being primarily a manufacturer of simulation and controls equipment to also being a provider of fully integrated training in its three core businesses: Civil Simulation and Training, Military Simulation and Training and Marine Controls. The Company is leveraging its technology, expertise and customer relationships acquired in supplying high quality simulation equipment and services to develop integrated training solutions for military forces, commercial airlines, business aircraft operators, aircraft manufacturers and marine vessel operators. Training solutions are customized to meet customers' varied needs for a range of equipment, facilities, training materials, support services and personnel.

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

The first two elements of this strategy have been substantially completed, while significant progress has been achieved in implementing the third element in markets adversely affected over the past year by war, disease and terrorism.

CAE ANNUAL INFORMATION FORM page.06

Focus

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

On August 16, 2002, CAE completed the sale of its sawmill businesses to COE Manufacturing Company.

On April 30, 2003, CAE completed the sale of the operations of CAE Beyss GmbH, another of CAE's Cleaning Technologies businesses, to Bavaria Industriekapital AG.

On May 6, 2003, CAE completed the sale of its wood products business to Carmanah Design and Manufacturing Inc., a TD Capital company.

On June 24, 2003, CAE signed an agreement to sell to Cold Jet, Inc. the operations of CAE Alpheus Inc., a small Cleaning Technologies business in the US. Once this transaction closes (expected in August 2003), CAE's focus-driven divestiture program of the past three years will be completed.

Fix

Through a combination of divestments and consolidations, the Company reduced the number of profit centers from 21 to 3, signifying most dramatically how the Company changed the manner in which it manages its businesses.

CAE's Operations and Engineering groups are reducing the cost and production time of commercial simulators while simultaneously improving the product quality.

CAE is investing in software and hardware innovations that will sustain its leading edge technologies as well as complement its training services for CAE training centers and other customers. Examples of such innovation are the Company's next generation simulators, Sim XXI™, currently in production, its SimFinity™ leading-edge simulation-based courseware, its Tropos™ and Medallion-S™ image generators and its STRIVE™ software development framework to test, model and design military systems during their planning and acquisition phases.

CAE ANNUAL INFORMATION FORM page.07

Major corporate functions - finance, human resources, communications and business development - are now fully integrated into the businesses.

Specific productivity goals and cost containment measures are in place each year for each profit center.

Grow

The most significant growth initiatives stem from CAE's investment in pilot training, its increased access to the US and European military markets, and its expansion of the Marine Controls product offering to include the commercial marine sector.

During fiscal 2003, CAE completed the integration of its four strategic acquisitions made in the prior year:

  BAE SYSTEMS Flight Simulation and Training Inc. (now called CAE USA Inc.) located in Tampa, Florida, which has a well-established position in the US defense market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for the US military market.

  Valmarine AS of Norway (now called CAE Valmarine AS), the global leader for marine control systems for the commercial market.

  the Netherlands based Schreiner Aviation Training B.V. (now called CAE Aviation Training B.V.), which provides simulator and ground school civil aviation training through its long-established training centers in Amsterdam and Maastricht, The Netherlands, Brussels, Belgium and Dallas, Texas.

  SimuFlite Training International Inc. (now called CAE SimuFlite Inc.) in Dallas, Texas, the world's second largest provider of business aviation training. At the end of fiscal 2003, SimuFlite had 28 full flight simulators mainly serving the business aircraft market (the largest addressable or outsourced aviation training market in the world). CAE views this market segment as one with solid growth potential. It is also a market specifically suited to CAE's new, next generation simulator -Sim XXI™.

In addition to acquisitions, CAE's move into civil aviation and training was further accelerated in fiscal 2003 with the following training center initiatives:

  CAE and Airbus entered into a ten-year renewable co-operation agreement to develop a global network of training centers with the largest fleet of Airbus full flight simulators in the world and offering the highest quality of Airbus flight crew training. Under this agreement, CAE is providing equipment, facilities and advanced training technologies while Airbus is providing its courseware and training expertise. The result is a worldwide global network of training centers combining the Miami Airbus facilities with those of CAE in Denver and Toronto, as well as the Toulouse Airbus facilities with those of CAE in Madrid, Brussels, Rome, Dubai, Singapore and Sao Paulo. CAE is responsible for adding flight simulators and related training technologies in line with Airbus standards and expanding the global network according to market demand. This network is offering the whole range of integrated training solutions, from simulator availability to complete training for initial, recurrent, transition and specialty training.

CAE ANNUAL INFORMATION FORM page.08

  The Denver, Colorado facility became operational in July 2002. The four-bay center is currently operating four simulators: an Airbus A320, two Bombardier CRJ200/700 and a CRJ200. The Denver center is strategically located close to the country's sixth busiest airport and is the first independent training center in the US for Bombardier CRJ700 regional jets. Two dynamic airlines are the anchor tenants in the new facility: Frontier Airlines and Air Wisconsin. The two carriers have committed to long-term training agreements of 5 years and 15 years, respectively. Other current customers include Horizon Air, American Eagle, Midway and over-flow training from Mesa Air Group.

  CAE's training facility near Phoenix, Arizona became operational in March 2003, and the Company signed a 10-year training contract with Mesa Air Group for services at that center. CAE is providing training solutions to Mesa, primarily in support of the airline's fleet of Bombardier CRJ and Embraer ERJ-145 aircraft. The contract is worth approximately $50 million, based on expected usage of the simulators. CAE has installed a Bombardier CRJ200/700/900 full flight simulator (FFS) and an Embraer ERJ-145 FFS in the two-bay facility. With this new facility, CAE became the first independent training provider for the new CRJ900 regional jet. The contract with Mesa also includes CAE's SimFinity™ CRJ200/700/900 Integrated Procedure Trainer, the latest high-fidelity SimFinity™ three-dimensional training solution.

  CAE and China Southern Airlines announced in November 2002 the formation of a joint venture to provide aviation training solutions for Asian carriers. The joint venture company, Zhuhai Xiang Yi Aviation Technology Company Limited, is owned 51% by China Southern and 49% by CAE and is operating from China Southern's training facility at its Zhuhai flight base in Guangdong. It is focused on developing and delivering high technology training solutions for aviation, initially offering simulation-based pilot training and other technical services for carriers operating Boeing 737NG, 737-300, 777, 757-200 and Airbus A320 aircraft.

  In operation since June 2002, Emirates-CAE Flight Training Center resulted from a July 2001 teaming agreement between Emirates Airline and CAE. Currently located in the Dubai Airport Free Zone, the center will expand into a new 14 bay-facility in fiscal 2004 that will include Airbus A319/A320/A321, Airbus A330/340, Boeing 737 NG/BBJ, Gulfstream IV and Gulfstream V FFS. In June 2003, Emirates-CAE Flight Training announced that it will add a convertible Hawker 800/800XP FFS to the Dubai facility. The center is offering the highest standard in aviation training and facilities in the region for both airlines and corporate aircraft operators. It trains pilots to European Joint Aviation Authorities (JAA) and UAE GCAA standards on CAE-designed FFS. Emirates-CAE Flight Training is equipped with the industry's latest integrated training technologies including CAE's SimFinity™ classroom trainer and convertible A320/B737 Integrated Procedures Trainer.

CAE ANNUAL INFORMATION FORM page.09

  CAE's Amsterdam center in April 2003 launched maintenance training courses using CAE's SimFinity™ training system, following approval from the European JAA. Maintenance training for technicians is a requirement of all JAA-regulated countries. This furthers CAE's goal to address a growing portion of the total aviation training market - aircraft maintenance. The Amsterdam center has signed maintenance training agreements with KLM Royal Dutch Airlines, Moscow-based Transaero and Netherlands-based Samco. The highly interactive training will use CAE's SimFinity™ virtual maintenance trainer to familiarize students with aircraft systems and teach them procedural and troubleshooting skills.

On July 17, 2000, the MSH Aircrew Training Facility (MSHATF) officially opened at Royal Air Force (RAF) Base Benson in Oxfordshire. The facility provides training to the RAF and third party customers on the Eurocopter Puma, Boeing CH-47 Chinook, and EHI EH-101 Merlin helicopters. The MSHATF is equipped with six CAE-built full mission simulators, four computer-based training classrooms, and a state-of-the-art tactical control center to plan and monitor training missions. It is staffed with a team of highly experienced former military instructors. Of the total initial contract, valued at £399 million, £274 million ($633 million) is still included in our backlog, being the ";take or pay'' training commitment of the UK Ministry of Defence. The balance of the contract consists of subcontract work and third party financing.

During the second quarter of fiscal 2002, the FAST Consortium, owned half by CAE and half by Alenia Marconi Systems, signed a contract with the Defence Procurement Agency of the UK Ministry of Defence for the Astute Class Submarine Training program. This Private Finance Initiative contract is for the provision of comprehensive training services to the Royal Navy for 30 years, with an option to renew for an additional 10 years, in the operation and maintenance of the Astute Class submarines. A new training center is being built in Scotland to house the simulators and provide classroom-training facilities. The contract added over $400 million to the Company's backlog and complements the other growth initiatives in the Marine Controls segment. Also during the second quarter, Eurofighter Simulation Systems GmbH selected CAE for visual systems for the Eurofighter EF2000 combat aircraft Aircrew Synthetic Training Aids program. Valued at over $170 million, the contract extends over several years, with the first deliveries taking place in 2002.

In July 2002, CAE was selected as one of several prime contractors under the United States Air Force (USAF) Training Systems Acquisition II contract. This permits CAE to pursue USAF, Air Force Reserve, Air National Guard and Foreign Military Sale products and services programs. During the fourth quarter of fiscal 2002, CAE signed a contract with the US Army to be the prime contractor for the Army Special Operations Forces Aviation Training and Rehearsal Systems (ASTARS). The initial delivery order, valued at approximately $50 million, is for the design of the world's first AH/MH-6 Light Assault/Attack Reconfigurable (LASAR) Combat Mission Simulator to train aircrews of both the AH-6 and MH-6 helicopters. The helicopter simulator, which will feature a 24-foot dome display, will be used by the US Army 160th Special Operations Aviation Regiment (SOAR), the elite regiment of soldiers known as the ";Night Stalkers'', who have played a key role in Afghanistan and Iraq. As prime contractor for the ASTARS program, CAE is analyzing the training and simulation needs of the US Army 160th SOAR and assisting in the development of upgrades to existing systems and new training systems. This contract enhances CAE's prospects for securing other US military contracts at a time when military spending is on the rise.

CAE ANNUAL INFORMATION FORM page.10

3.2   Industry Overview and Trends

The civil, military and marine markets CAE serves are driven by factors particular to each market. The Company believes the military market is most influenced by a combination of defense spending and the nature of military activity. CAE believes the civil market is most affected by the nature and composition of aircraft fleets, pilot demographics, certification requirements and market demand for commercial and business air travel. CAE believes the marine markets the Company targets are, on the naval side, affected by a combination of defense spending and the nature of naval activity and on the civil side by the nature and composition of commercial fleets and market demand for commercial marine shipping and tourism.

3.2(a)   Civil Simulation and Training

The use of flight simulators in pilot and crew training is well established within the commercial and business markets. Increased use of simulators has occurred as a result of the growth in commercial and business air travel which, in turn, has driven fleet expansion and increased demand for pilot training. Civil simulator usage has also increased due to advances in technology that enable increased realism and the significant cost savings provided by flight simulation training compared to actual flight time. The use of synthetically-generated reproductions of airport configurations and use of satellite terrain imagery incorporated into the simulation further enhance the effectiveness of simulation training. Simulators are also utilized by pilots to supplement actual flying time to maintain their certification. Today's most sophisticated civil flight simulators are rated Level D by the US Federal Aviation Administration or receive similar ratings from regulatory authorities in other countries, indicating that a pilot can be certified to fly an aircraft type based solely on simulator training. Flight simulators also allow pilots to experience and learn emergency procedures that cannot be practiced safely aboard the actual aircraft.

Flight simulation equipment is purchased by major and regional airlines, aircraft manufacturers and independent training providers. Simulators are manufactured by a limited number of companies and are sold based on the criteria of product quality, service, delivery, supplier reputation, price and life cycle costs. In fiscal 2003, 11 FFS were sold to third parties in the global competed market, in which contracts are awarded on the basis of a competitive bidding process. Prices for civil flight simulation equipment can range from up to $1 million for sophisticated procedure trainers, from US$2 to US$6 million for a flight training device (FTD's) to US$12 to US$14 million for an FFS.

Within the flight simulation industry, training services is the largest and fastest growing market segment. The training services market consists of sales of training equipment, facilities, tools, programs, and instructors designed to enable pilots to obtain and retain the necessary qualifications to pilot a particular aircraft, and to enable maintenance workers to inspect, maintain and repair aircraft. Training is carried out by airlines as well as independent training providers. Currently, approximately 45% of the FFS in use around the world are owned and operated by commercial airlines to provide training to their pilots, with the vast majority owned by large commercial airlines. These large commercial airlines also use independent training facilities to supplement their training programs. Ownership of simulators by regional airlines is considerably less common and virtually not the case for business aircraft operators. As a result these companies primarily use independent training providers.

CAE ANNUAL INFORMATION FORM page.11

CAE believes the following trends and developments will continue to drive the civil simulation and training industry:

Effectiveness and Cost Advantages of Simulation-Based Training

Simulation-based training is an essential element in civil pilot and crew training. The realism of the simulated flight experience has made procedure trainers, fixed training devices and full flight simulators effective tools for training pilots and crew. Pilots and crew can be trained for a variety of aircraft, using visualizations of most of the civil airports around the world, and in varying environmental conditions. The cost savings to aircraft operators are substantial as costs such as fuel, ground crew and maintenance, as well as aircraft wear and tear, are avoided. The average cost to train in a FFS is US$500 an hour, whereas it can cost as much as US$5,000 to US$10,000 to fly an actual aircraft for an hour. In addition, simulator training minimizes the risk of accidents and resulting injury to personnel and damage to equipment. Full flight simulator training users are also accorded more favorable liability insurance premiums. Simulator-based training also offers considerable flexibility with respect to the timing and duration of training sessions. In the past, the use of independent training services was limited by the availability of convenient training centers. With the development of additional independent training centers around the world, CAE believes that this historical deterrent will be addressed. CAE believes that the costs of acquiring and maintaining FFS will encourage additional usage of independent training providers by commercial airlines.

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

CAE ANNUAL INFORMATION FORM page.12

New aircraft deliveries are a major driver for this market. In ";The World Market for Large Commercial Jet Transports'', Forecast International/DMS Inc. projects that 6,092 large commercial jet transports worth some US$558 billion will be produced from 2003 to 2012.

Demand for civil air travel and the timing of delivery of new aircraft were adversely affected by the September 11, 2001 terrorist attacks and the ensuing war in Afghanistan. In fiscal 2003, that demand and timing was compounded by the SARS epidemic and the increasing geo-political tensions that resulted in war on Iraq in March 2003. As a result, aircraft orders suffered and CAE experienced a reduction in new third party orders for full flight simulators in the past fiscal year and expects that sales in fiscal 2004 will be at a similar level. The current market uncertainty caused by these events has had a very negative effect on commercial airlines, aircraft manufacturers and, by extension, CAE, which is somewhat dependent on the health and success of those industries. However, the impact of these events has been less severe on the demand for flight training services as pilots still need to be trained.

Virtually every business aircraft transaction, whether a new or after-market transaction, triggers the need for pilot training. Business aircraft simulation training is primarily provided by independent training providers. CAE believes that additional demand for business aircraft simulation training will be driven by growth in new business aircraft sales; 9,769 are forecast to be produced between 2003 and 2012; and the increase in fractional ownership and unscheduled charter flights. Long-term growth in civil air travel will drive increased aircraft deliveries across the spectrum of aviation service providers and, in turn, the demand for simulation technology and training.

Pilot Demographics

According to AIR Inc., a major pilot recruitment firm, US-established airlines will retire more than 11,000 pilots over the next five years. They also estimate that between 6,500 and 7,500 new pilots will be hired in 2003. As pilots retire, other pilots must be trained to fly the aircraft. Historically, the major commercial airlines hired a substantial number of pilots from the military as these pilots retired or otherwise left military service. In recent years there have been fewer available military pilots. The relative lack of available military pilots has caused increased demand for qualified pilots throughout the industry. As a result, the major airlines have begun to more actively promote pilots to larger aircraft from within their existing ranks or from regional airlines operating smaller aircraft. This increased mobility within a fleet results in more pilots needing to be certified on different aircraft and a corresponding increase in training requirements.

Other Factors

The September 11, 2001 terrorist attacks had an immediate and severe adverse impact on the passenger traffic and yields of CAE's customers in the civil airline industry. Even as the after-effect on the industry of the shock of that event and the subsequent war in Afghanistan was receding, the more recent SARS epidemic and Iraqi war again caused a sharp drop-off in commercial travel coupled with higher fuel and other costs. Civil airline operators have continued to experience significantly lower revenue and have incurred additional costs for increased security and higher insurance premiums. Because of these recent events, resulting airline bankruptcies and funding problems and continuing weak domestic and international economic conditions, CAE expects that the delivery of new aircraft will continue to be down through fiscal 2004, which will reduce simulator orders as well. This will reduce or delay a portion of future revenue.

CAE ANNUAL INFORMATION FORM page.13

The US government has developed regulations that require any non-US person to apply for permission to enter the US for the purpose of flight training. These regulations delay and in some instances prevent the ability of foreign pilots to enter the US for flight training, which has had a mildly negative near term effect on CAE's training business in the US. This is being partly offset by relocation of some non-US pilot training to CAE's flight training centers outside of the US.

3.2(b)   Military Simulation and Training

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

CAE believes the following trends will continue to drive the development of the military simulation and training market:

Increasing Defense Spending

Following the September 11, 2001 terrorist attacks, the US government increased its defense spending. The fiscal 2003 national defense budget in the US was more than US$382 billion, which does not include additional funding requested to support the war effort in Iraq. Over the next six years, the Bush administration has requested national defense budget increases of more than 30% from current levels, which would result in the US defense budget totaling more than US$500 billion by 2009. The US government's defense spending has recently represented about 40-50% of the world's total defense spending. Military spending is also increasing in Asia, while defense expenditures are stable in NATO countries other than the US. Apart from spending on defense, there is an increased emphasis on security in most Western nations in the face of increased terrorist threats. CAE expects that some of this spending will address new technologies and training for counter-terrorism activities. However, the focus of governments on the wars in Afghanistan and Iraq in 2002-2003 led to delays in the contracting process for certain expected defense programs, leading in turn to the deferment of expected revenue opportunities for the Company in fiscal 2003.

CAE ANNUAL INFORMATION FORM page.14

Rapid Evolution of Technology and Warfare

Technological advances and the changing nature of warfare have resulted in a rapid evolution of weapons systems and equipment. This has been illustrated by recent events in Afghanistan and Iraq, where the coalition forces faced asymmetric threats and where extensive use was made of unmanned air vehicles (UAV) such as the Predator and Global Hawk. Military forces face a wide range of operations which are increasingly likely to be asymmetric or involve operations in urban terrain. In light of these changing circumstances, the key focus of military forces has evolved towards information dominance linked with networked weapons systems. These highly technical networked systems lend themselves to simulation training.

Accelerated developments in computer and visual technologies enable devices of greater fidelity and promote the proliferation of simulation technologies. In particular, the rapid evolution of commodity graphics technologies of recent years has substantially redefined the price/performance envelope of visual equipment. Visual systems provide simulator-correlated, geo-specific representations of the synthetically generated environment under a broad range of weather, illumination and other conditions. Visual database representations can be rapidly synthesized from the Geographical Information System, including satellite data, and applied to military mission rehearsal exercises.

The introduction of new aircraft and weapons platforms, as well as upgrades and life extensions to existing aircraft and weapons platforms, will necessitate new training requirements for military operators. For example, CAE expects programs in Europe such as the Eurofighter 2000, the A400M military airlifter, the NH90 helicopters as well as upgrades for the Tornado tactical aircraft and Lynx helicopter fleets will create additional flight simulation requirements. The USAF upgrade of its C-130 fleet under the Avionics Modernization Program will also require corresponding upgrades and new simulators to train aircrews on upgraded aircraft. The USAF's decision to lease KC-767 tankers from Boeing will produce a need for new training simulators. Other aircraft such as the F-35 (Joint Strike Fighter) and Comanche helicopter will also enter service in the US over the next decade and produce opportunities for training systems.

In the summer of 2003, the US Army released its request for proposals for its next generation training strategy, Flight School XXI, which calls for extensive integrated simulator training for aviators before their first combat unit assignments. CAE is leading a team comprising Boeing and other US companies to bid on this proposal. The US Army is effecting far-reaching changes to its land forces structure through a program called the Future Combat System. This program will employ a range of manned and unmanned vehicles which will generate training requirements as the equipment is deployed. CAE believes that the Future Combat System will generate new opportunities to exploit simulation technology in vehicle and system design. CAE also expects the advent of new digital communications systems and lighter air mobile forces to create additional training needs for European land forces.

CAE ANNUAL INFORMATION FORM page.15

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

Increasing Interest of Governments in Privately Financed Long-Term Training Models

The increasing sophistication of weapons systems has resulted in the need for more sophisticated training equipment and services. The development, construction and delivery of these training resources require a high level of specialized technology and knowledge, and often involve significant expense. The UK government has increasingly turned to private sector companies to build, maintain and deliver training equipment and services under long-term financed arrangements because these companies can deliver an integrated training solution more quickly and efficiently and at lower cost. CAE is already in full scale operation in the UK's first military training privately financed initiative, the Medium Support Helicopter Aircrew Training Facility, and are under contract to deliver the Astute Class Submarine Training program under private finance. The UK is currently considering the outsourcing of all undergraduate pilot training under the Military Flying Training System project. It is reviewing bids on the Armoured Vehicle Training Service (AVTS) program, which would be a private financed initiative outsourcing of all training associated with gunnery, tanks and armored vehicles. The government of Germany is currently seeking tenders for the NH90 helicopter training programs under this form of procurement and several other nations are also considering this type of procurement approach.

3.2(c)   Marine Controls

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

CAE ANNUAL INFORMATION FORM page.16

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

CAE delivers power simulator solutions that best suit the Company's customers' training or engineering needs whether the plant to be simulated is nuclear, fossil or natural gas fired plant. CAE simulators range from classroom training simulators to system trainers to full-scale simulators. Operators can enhance their skills to ensure safer, as well as more efficient plant operation, thereby addressing the ever-changing demands of both the marketplace and regulatory bodies.

CAE believes the following trends will continue to drive the development of the marine controls and power markets:

Increasing Complexity of Ship Designs and Reduced Manpower

CAE believes that new ship designs will continue to steadily increase in complexity and value with the commensurate demand for more sophisticated control systems and integration solutions. At the same time, the need for navies and civil ship owners/operators to reduce operational costs by reducing manpower on-board ships adds to the demand for complex automation. The potential reduction of engineering manpower is of particular interest to those navies that face manpower retention problems due to long periods at sea. The evolution to ever more complex automation creates both a manufacturing and a training opportunity for suppliers like CAE.

Integrated Procurement

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

Power Plant Modernizations

Power plant modernizations and new DCS-based controls are but some of the changes affecting the need for simulation solutions. The power industry has also experienced an aging workforce that will ultimately result in the retirements of numerous experienced power plant personnel. Along with the exciting technological advances, the power industry is also coming to grips with the important role that simulation technology will play in both provision of licensed operator training and "beyond training" uses, including procedures validation, engineering studies and virtual testing of power plant updates prior to their actually going into service.

CAE ANNUAL INFORMATION FORM page.17

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

CAE also provides a range of technical support services to civil and military simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use the Company's technical services to answer questions, trouble-shoot and receive advice. This extends to service visits by CAE's engineers to assist in customer maintenance and repair activities. Military and civil upgrade services are not restricted to CAE products; the Company can upgrade most other manufacturers' simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders. CAE believes that its service business provides opportunities to influence the upgrade of installed simulators while providing valuable insights into customer training needs.

CAE has a global presence with 6,000 employees at manufacturing operations and training facilities in 16 countries. CAE reports results based on three business segments: (i) Civil Simulation and Training (formerly Commercial Simulation and Training); (ii) Military Simulation and Training (formerly Military Simulation and Controls); and (iii) Marine Controls (formerly part of Military Simulation and Controls). The Company's consolidated revenue, from continuing operations, in fiscal 2002 and 2003 was $1,126.5 and $1,130.5 million, respectively, and is broken down as follows:

Revenue by Product Line (%)
	2003	2002
Civil Simulation and Training	46	48
Military Simulation and Training	39	41
Marine Controls	15	11
	100	100
Geographic Distribution of Revenue (%)
	2003	2002
Canada	8	9
US	29	31
UK	13	14
Germany	11	8
Other European countries	14	15
Other countries	25	26
	100	100

CAE ANNUAL INFORMATION FORM page.18

For the fiscal year ended March 31, 2003, sales to customers outside the US and Canada accounted for approximately 63% of CAE's revenue. The Company expects that sales outside the US and Canada will continue to account for a significant portion of its revenue for the foreseeable future. As a result, CAE is subject to risks of doing business internationally, including:

  changes to regulatory requirements;

  changes to domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation requirements;

  the complexity and necessity of using foreign representatives and consultants;

  imposition of tariffs or embargoes, export controls, including US, Canadian and foreign arms export controls, currency exchange controls and restrictions, and other trade restrictions affecting countries in which CAE sells its products or services;

  the difficulty of managing and operating an enterprise spread over various countries;

  compliance with a variety of foreign laws; and

  general economic and geopolitical conditions, including international hostilities, inflation, trade relationships and military and political alliances.

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

The following sets out, by business segment, the locations of CAE's primary subsidiaries and divisions:

CAE ANNUAL INFORMATION FORM page.19

Civil Simultation and Training	Military Simultation and Training	Marine Controls

Canada	Canada	Canada
· Montreal, Quebec · Toronto, Ontario	· Montreal, Quebec	· Montreal, Quebec

United States	United States	United States
· Dallas, Texas · Denver, Colorado · Fort Worth, Texas	· Tampa, Florida	· Leesburg, Virginia

Europe	Europe	Europe
· Amsterdam, The Netherlands · Brussels, Belgium · Madrid, Spain · Maastricht, The Netherlands	· Burgess Hill, United Kingdom · Royal Air Force base, Oxfordshire, United Kingdom · Stolberg, Germany	· Burgess Hill, United Kingdom · Drammen, Norway

Other	Other	Other
· Dubai, United Arab Emirates · Sao Paulo, Brazil	· Adelaide and Silverwater, Australia	· Bangalore, India

4.2   Civil Simulation and Training

The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Fairchild/Dornier, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Bell Helicopter and Sikorsky. During fiscal 2003, CAE was awarded 11 of 17 full flight simulator orders or 65% of the worldwide-competed market (fiscal 2002 - 22 of 26 full flight simulator orders). CAE also captured 9 of 17 competed visual systems, or 53% of the worldwide competed visual systems market. Since its inception, CAE has taken orders for approximately 450 full flight simulators and flight training devices from over 100 commercial airlines, aircraft manufacturers and external training centers in 38 countries, and to date has delivered about 4320 of them. With half a century of experience in designing and manufacturing full flight simulators, CAE has established long-standing relationships with leading commercial airlines throughout the world. CAE believes its ability to maintain its global leadership is strengthened by the capital and technology intensive nature of the industry, which creates substantial barriers for new entrants.

In 2001, CAE entered the civil flight training business by opening its first pilot training center in Sao Paulo, Brazil in April and launching its Toronto, Canada facility in December. During 2001, the Company also acquired Schreiner and SimuFlite, adding six new pilot training centers to its operations. CAE is the world's second largest independent provider of training services, based on the number of simulators available for third party training. As at March 31, 2003, CAE had an installed base of 89 civil full flight simulators in ten countries, located in ten CAE training centers and eight other locations.

CAE ANNUAL INFORMATION FORM page.20

CAE intends to continue to expand its global network of strategically located training centers. The Company's practice is to secure at least one long-term training agreement with a major or regional airline prior to establishing a new civil training center. CAE's customers at the commercial aviation training centers include major and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company's training instructors or their own. The third party aviation training centers are used by more than 3,000 customers who tend to use third party training centers as their primary source for simulation training. By the end of fiscal 2004, CAE expects to have in operation an installed base of over 100 full flight simulators. CAE will continue to execute its pilot training strategy, with the focus now ramping up utilization and increasing yield (through enhanced service offerings) in the training centers owned or operated by CAE.

CAE expects to maintain a commanding leadership position in civil simulation and visual systems due to a focus on customer relationships, commitment to innovation and technology, product quality, reliability and efficiency, and continuing efforts to shorten delivery cycles through process improvements. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through operational improvements and research and development programs. Three years ago CAE launched a large-scale research and development program to improve flight simulator products. CAE's Sim XXI™ modular design is the result of the latest next-generation technologies used to produce high quality high fidelity full flight simulators. The CAE Sim XXI™ simulator is easier to assemble, test, integrate, evaluate, deliver and maintain. In fiscal 2003, CAE entered into production of these simulators, which are in the process of acceptance testing by customers. While CAE's Sim XXI™ simulators were originally targeted at the regional and business jet training mandates, CAE is extending this technology to commercial aircraft such as the Boeing 737 NG.

CAE's capabilities in simulation-based interactive learning, including its leading-edge SimFinity™ system, will also complement its traditional strength in full flight simulators and flight training devices. In fiscal 2003 CAE's SimFinity™ training system received its first US Federal Aviation Administration acceptance as part of a Boeing 737NG training program. By using the same high quality simulation software used in CAE's full flight simulators, CAE's SimFinity™ training system is transforming aviation training and offers integrated, efficient and cost-effective solutions to meet the ever-increasing needs for better, faster and more interactive training while significantly reducing the need to use low-level training devices. CAE's SimFinity™ training system integrates CAE's newest image generator, Tropos™, for high-fidelity visual rendering and an extensive airport database library. Pilots using CAE's SimFinity™ training system are able to practice landing, takeoff and taxiing under different weather conditions in over 250 airports. Combined with a growing network of training centers, this complete suite of simulation-based equipment and training products permits CAE to offer airlines and business jet operators a range of training solutions.

The events of September 11, 2001, the Afghan war, SARs and the Iraqi war all have had a negative impact on commercial airlines, on aircraft manufacturers and, by extension, on CAE, which to some degree is dependent on the health and success of those industries. CAE experienced considerable softening of near-term demand for civil simulators last year but expects simulator orders in fiscal 2004 to exceed last year's level.  This expectation is supported by fiscal 2004 orders secured of nine out of ten completed FFS orders from April to July 2003, compared with 11 FFS orders for all of fiscal 2003.  The contracting market for civil simulators last year led to pricing pressure that CAE expects may continue until the market becomes more robust. In addition, following the Company's entry into the civil aviation training market, the market for new simulators for sale to third parties has been reduced, as CAE now manufactures these for its own use. The growth expected from training operations, the building of simulators for the Company's training centers as well as for sale, the introduction of CAE's Sim XXI™ simulator design, a continued focus on productivity savings through cycle time reductions and other cost containment initiatives should position CAE to benefit from the gradual recovery of the civil airline industry.

CAE ANNUAL INFORMATION FORM page.21

4.3   Military Simulation and Training

CAE is a world leader in the design and production of military flight simulation equipment. The Company develops simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters and transport planes. Its military simulators provide full combat environments that include interactive enemy and friendly players, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes covering areas as large as whole countries that are able to show the effects and characteristics of a variety of battlefield features, including those seen through Infra Red and Low Light Level TV Sensors. CAE has moved beyond the supply of simulation equipment into the provision of military training with the Company's Medium Support Helicopter Aircrew Training Facility in the UK and its C-130 transport plane training facility in Tampa, Florida.

CAE provides simulation equipment and training to the military forces of more than 30countries, including those of the US. CAE has provided simulators for a wide range of aircraft and has developed the broadest rotary wing expertise of any simulator manufacturer. The Company has established a leading position in Europe in the supply of army command team land-based training systems, by supplying such systems to the forces of Germany, Austria, Italy, Norway, Finland and Ireland. The selection of a CAE visual system for the prestigious Eurofighter program solidly establishes CAE's Medallion visual system as a premier system for fast jet simulation applications. The Medallion visual system is also being used to upgrade the US Army's Apache combat mission simulators, the German Tornado simulators, the Canadian CP140 Patrol Aircraft simulator and the F-16 Combat Mission Systems for the Emirates.

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

The Company believes that its physical presence in countries such as the US, Germany and the UK has enabled it to develop strong relationships and a good reputation with governments and other defense contractors who are important decision makers regarding defense contracts. In fiscal 2003, CAE was awarded contracts, among others, by the US Army, German Army Aviation School, the US Coast Guard, the German Armed Forces, the Dutch Army School of Artillery, the Royal Air Force of Oman, the Norwegian Armed Forces, the Canadian Department of National Defence, the Republic of Singapore Air Force, the UK Royal Navy, the Australian Army, the Royal Australian Navy, and the Royal Netherlands Air Force. Following CAE's April 2001 acquisition of BAE SYSTEMS Flight Simulation and Training in Tampa and the subsequent creation of CAE USA Inc., CAE's ability to win contracts with the US military has been significantly enhanced with the awarding of prime contractor status under several omnibus procurement programs.

CAE ANNUAL INFORMATION FORM page.22

CAE will focus on growing its business with military customers around the world, and particularly in the US. The Company believes it can capitalize on the experience, expertise and increased visibility with military customers that it has gained from winning and performing significant contracts, such as the UK Royal Air Force Medium Support Helicopter program. CAE will continue its commitment to customer service by focusing on anticipating and meeting the needs of its military clients for highly-customized equipment and training. CAE believes its ability, through CAE USA Inc., to be a prime contractor in the US, in addition to strong supplier relationships with leading US defense contractors, will enable CAE to further penetrate the US military simulation and training market. CAE intends to continue to foster partnerships with key original equipment manufacturers such as Boeing, with whom it is teamed to pursue the US Army's Flight School XXI program, Agusta Westland (CAE's partner in the Rotorsim consortium) with whom CAE has entered into a joint venture to deliver training equipment and services in support of Agusta Westland aircraft sales worldwide, and Lockheed Martin, with whom CAE is teamed on the C-130J Maintenance and Aircrew Training System program for the USAF. CAE is also leading the Landmark consortium, comprising Westland, Vickers and others, which is bidding on the AVTS program for the UK Ministry of Defence. CAE is also teaming with Boeing to pursue Canada's CF-18 simulator training equipment program. CAE will continue to pursue opportunities to provide long-term training services to military organizations, including leveraging the naval training expertise and experience gained in the UK and Canada into other markets.

The military simulation and training market is driven by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to increase its advantage in lead-time, cost, quality and reputation for performance through continued operational improvements and research and development programs. In particular, CAE launched a research and development program to introduce CAE NeTTS (Networked Tactical Training Solutions), a new PC-based architecture to address the requirement for scalable, re-configurable, cost effective training devices. With a leading-edge technology solution, CAE is well positioned to capitalize on upcoming international military programs in Canada, the US, Europe, the UK, Asia and Australia, as well as teaming and/or collaboration arrangements in other countries.

CAE ANNUAL INFORMATION FORM page.23

4.4   Marine Controls

CAE is a world leader in the supply of automation and controls systems for the naval and commercial marine markets. CAE's marine control systems monitor and control propulsion, electrical steering, ancillary, auxiliary and damage control systems. CAE's Integrated Platform Management Systems (IPMS) have accumulated over 3.0 million hours of operational experience and have been or are in the process of being installed on more than 130 warships (including submarines) of 18 navies around the world, including those of the US, the UK and Germany. The Company has moved beyond the supply of marine controls into the provision of naval training services through its participation in the 30-year UK Royal Navy Astute Class Submarine Training program. CAE is a leading supplier of maritime mission training devices.

CAE's systems can be provided for new ship classes as well as retrofitted for existing vessels. The Company also provides full scope IPMS trainers and software support facilities. CAE was the first company in the world to provide an integrated On-Board Training System (OBTS) that enables sailors to train whether at sea or in port. CAE's Battle Damage Control Systems (BDCS) provides significant improvement to the traditional plotting of damage assessment information and repair actions with advanced Human-Machine Interface hardware (consoles) at every damage control station. The OBTS and BDCS along with other advanced features of CAE's IPMS greatly improve the operational effectiveness of naval vessels.

The Damatic XD ship automation system sold by CAE Valmarine under license is installed in approximately 450 vessels worldwide. CAE Valmarine supplies many of the world's cruise lines, passenger ferries and cargo vessels. Advanced functionality that CAE pioneered in the naval automation sector, such as its BDCS is now being introduced as Integrated Safety Management System (ISMS) to CAE Valmarine's customers.

Within CAE's Marine Controls business division, the Company also designs and manufactures power plant simulators and provides power plant simulator software upgrades. Power plant training simulators are used by electric utilities to train operators of power plant control rooms. CAE has supplied power plant training simulators to utilities around the world. CAE is the sole supplier of CANDU simulators and control systems to utilities worldwide. In addition, the Company supplies power plant simulators for pressurized water reactors, boiling water reactors, and fossil and process simulators.

In May 2003, the Omaha Public Power District of Nebraska selected CAE to refurbish the Fort Calhoun Simulator. With this contract, CAE becomes the premier supplier of power-plant simulation technology in the US at the present time.

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

CAE ANNUAL INFORMATION FORM page.24

4.5   Discontinued Operations

On December 18, 2001, the Board of Directors approved the divestiture of the Forestry Systems segment. Commencing in the third quarter of fiscal 2002, the results of Forestry Systems were reported in discontinued operations and combined with the results of the Cleaning Technologies segment. Prior year amounts have been restated, accordingly. On August 16, 2002, CAE completed the sale of its sawmill businesses to COE Manufacturing Company for proceeds of approximately $25 million, plus certain rights to further payment if future earning targets are attained by the sawmill businesses. The result of this transaction, combined with an estimate of the net realizable value of the remaining discontinued operations, contributed to a $13.8 million loss from discontinued operations for the year ended March 31, 2003. On April 30, 2003, CAE completed the sale of the operations of CAE Beyss GmbH, another of CAE's Cleaning Technologies businesses, to Bavaria Industriekapital AG. Because the business had not been profitable for some time, CAE received nominal consideration and will record an additional provision of approximately $2 million for disposition-related adjustments. On May 6, 2003, CAE completed the sale of its wood products business to Carmanah Design and Manufacturing Inc., a TD Capital company, for proceeds of approximately $20 million, plus certain rights to further payment if future earning targets are attained by the wood products business. On June 24, 2003, CAE signed an agreement to sell to Cold Jet, Inc. the operations of CAE Alpheus Inc., a small Cleaning Technologies business in the US with an expected transaction closing in August 2003.

4.6   Research and Development

CAE differentiates itself by providing superior products and services that rely on the latest, most advanced technology available. As a result, the Company has a long-standing commitment to research and development. Each business segment is encouraged to apply research and development across the whole spectrum of its operations, from product development to production processes and techniques.

An additional part of CAE's research and development strategy is to participate with several universities and government agencies in North America and in Europe in specific research projects. While development is the first priority, applied research is also vitally important to the Company's future. In addition to the basic internal research and development, research and development may also be carried out within customer contracts. This involves the development of technology that is necessary to complete a contract requirement but is also useful and may be reapplied by the Company in a broader sense. Certain CAE initiatives also receive the support of the Canadian government through Technology Partnerships Canada.

Total research and development expenditures include basic research and development costs as well as program related development costs. Basic internal research and development expenditures were in excess of $31 million for fiscal 2003, the product portion of which was largely associated with the development of CAE's Sim XXI™ simulator, CAE's SimFinity™ training system, the CAE NeTTS training system and CAE's Tropos™ visual system. In addition to these development activities, basic internal research and development funds a variety of product enhancement and process improvement initiatives. Basic research and development expenditure is expected to be at a similar level in fiscal 2004 and will be primarily focussed on applying CAE's Sim XXI™ simulator design and manufacturing techniques to additional simulator platforms, extending the capabilities of CAE's SimFinity™ training system , enhancing CAE's Medallion-S™ and Tropos™ image generators and extending the capabilities of CAE NeTTS.

CAE ANNUAL INFORMATION FORM page.25

4.7   Employees and Labor Relations

Of the Company's 6,000 employees, approximately 875 of the employees are unionized, covered by 14 collective agreements. Four labor contracts were ratified in fiscal 2003 covering 50 employees at our US military training sites. During fiscal 2004, CAE will enter into negotiations for the renewal of four collective agreements. The three-year collective agreement for 700 employees in Montreal was renewed for five years in June 2003. There are no indications that negotiations on upcoming contract renewals will result in work stoppages. CAE considers employee relations to be satisfactory.

4.8   Manufacturing

CAE's manufacturing facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; and Stolberg, Germany.

The manufacturing process for CAE simulators is complex, involving the coordination of approximately 250,000 parts and millions of lines of software code. The manufacture of a civil simulator includes five major stages: design, manufacture and assembly, testing, pack and ship and final test on-site. This entire process now takes approximately 14 months. Military simulators are much more complex and unique than civil simulators, and therefore take more time to design, manufacture and test.

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

CAE ANNUAL INFORMATION FORM page.26

4.9   Competition

The markets in which CAE sells its products are highly competitive. Certain competitors are also the Company's customers and suppliers on specific programs. The extent of competition for any single project generally varies according to the complexity of the product and the dollar volume of the anticipated award. CAE believes that it competes on the basis of:

  the performance and flexibility of its products;
  reputation for prompt and responsive contract performance;
  accumulated technical knowledge and expertise;
  breadth of product line; and
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

CAE's major competitors in the marine controls market include Lockheed Martin Corporation, Northrop Grumman Corporation (Sperry Marine Systems), Siemens AG, ABB Asea Brown Boveri Ltd., Vosper Thornycroft Holdings plc, L-3 Communications Corporation and MTU Elektronik GmbH.

CAE's major competitors in the civil simulation equipment market include Thales Training Simulation and NLX Corporation. Evans & Sutherland Computer Corporation also competes for visual systems. The Company's major competitors in civil pilot training include, FlightSafety International, Inc., Alteon Training L.L.C. (formerly FlightSafety Boeing Training International), GECAT and PanAm International Flight Academy Inc.

4.10   Government Contracts

The majority of CAE's contract revenue in its military simulation and training and marine controls business segments result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

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

CAE ANNUAL INFORMATION FORM page.27

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

4.11   Intellectual Property

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

CAE ANNUAL INFORMATION FORM page.28

CAE's agreements with Technology Partnerships Canada restrict CAE's ability to license (other than to customers) or transfer ownership of intellectual property developed with the program's support until all funding has been repaid or Technology Partnerships Canada's consent has been obtained.

4.12   Environment

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

4.13   Risk Factors

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

CAE relies on sales to military customers around the world to generate a significant portion of its revenue. In fiscal 2003, such sales by Military Simulation and Training and the government navy portion of Marine Controls sales accounted for a significant majority of their revenues. CAE acts as prime contractor or major subcontractor for various US, European, Canadian and other foreign government programs. The termination of funding for a government program would result in a loss of anticipated future revenue attributable to that program which could have a negative impact on CAE's operations. A significant reduction in military expenditures by countries with which CAE has contracts could materially adversely affect its sales and earnings.

CAE ANNUAL INFORMATION FORM page.29

CAE operates in the civil simulation equipment and training services markets, both of which are heavily dependent on the airline industry.

CAE derives a material portion of its revenue from the supply of equipment and services to the commercial and business airline industry. Reduced demand for air transportation has impacted the operating results of airlines and has lead to a reduction or delay of new aircraft purchases which CAE would expect to result in reduced simulator orders.

Intense competition in CAE's target markets could limit its ability to attract and retain customers.

The markets in which CAE sells its simulation and control equipment and training services are highly competitive. Some of the Company's competitors are larger than CAE and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments which may give them an advantage over CAE in winning contracts with these organizations. CAE obtains most of its contracts through competitive bidding processes that subject the Company to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to the Company. CAE cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

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

CAE ANNUAL INFORMATION FORM page.30

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

At March 31, 2003, CAE had several hundred active contracts representing a total order backlog of $2.3 billion. If certain of the Company's customers become insolvent or experience other financial difficulties, CAE's revenue would be adversely affected. CAE cannot assure that its existing backlog will result in sales or that any such sales will be profitable.

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

CAE ANNUAL INFORMATION FORM page.31

CAE is subject to the risks of doing business abroad and currency fluctuations.

CAE has operations in numerous countries and sells its products and services to customers around the world. For the fiscal year ended March 31, 2003, sales to customers outside the US and Canada accounted for approximately 63% of revenue. CAE expects that sales outside the US and Canada will continue to account for a significant portion of revenue for the foreseeable future. As a result, CAE is subject to risks of doing business internationally. The majority of CAE's revenue is not currently denominated in Canadian dollars, and the Company expects that its revenue will continue to be generated in currencies other than the Canadian dollar. A substantial portion of operating expenses are payable in Canadian dollars. Fluctuations in the Canadian dollar exchange rate will impact results of operations and financial condition from period to period. CAE's currency hedging activities may not be successful.

CAE's union agreements are subject to renewal, and the Company may be unable to retain qualified personnel which would harm the ability to carry out its business strategy.

CAE is party to 14 collective bargaining agreements throughout its business units which are subject to expiration at various times in the future. If CAE is unable to renew these agreements, or others as they become subject to renegotiation from time to time, it could result in work stoppages and other labor disturbances which could have a material adverse effect on CAE's business. CAE's success depends to a significant degree upon the continued contributions of its qualified technical personnel and its future ability to attract and retain highly skilled personnel. Any inability to attract and retain qualified personnel in the future may seriously harm CAE's business and results of operations.

CAE's debt agreements may restrict its ability to finance future operations and, if the Company is unable to meet its financial covenants, could cause CAE's debt to be accelerated.

Both the indenture governing CAE's senior notes and the terms of CAE's credit facilities contain restrictive covenants. These restrictions could hurt the Company's ability to finance future operations or capital needs, or to engage in other business activities that may be in CAE's interest. In addition, CAE is also required to comply with specified ratios and tests, including leverage, interest coverage ratios and a consolidated net worth test. A breach of any of these agreements or inability to comply with the required financial ratios or limits could result in a default, which would permit CAE's lenders to declare amounts owed to them due and immediately payable.

CAE's level of debt may adversely affect its financial and operating activity.

CAE incurred indebtedness in connection with fiscal 2002-2003 acquisitions and CAE's capital expenditures last year continued at greater than historical levels as the Company executed its business plan. In the future, CAE may borrow more money, subject to the limitations imposed by senior notes and credit facilities. CAE's indebtedness may affect the way it conducts business.

CAE ANNUAL INFORMATION FORM page.32

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

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations. Any changes imposed by a regulatory agency, including changes imposed by aviation authorities such as the US Federal Aviation Administration to safety standards, could require CAE to make unplanned modifications to its products and services, or may result in delays or cancellations of sales. CAE cannot predict the future impact of changing law or regulation on its operations and any changes could have a material adverse effect on its results of operations or financial condition.

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

CAE ANNUAL INFORMATION FORM page.33

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1   Annual Information

The following summary of financial information has been drawn from the consolidated financial statements of the Company presented in accordance with Canadian GAAP and covers the three most recently completed financial years.

Twelve Months Ended March 31 (in millions of Canadian dollars, except per share amounts)

	2003	2002 (Note 1)	2001

Continuing Operations
Revenue	$1,130.5	$1,126.5	$891.4
Earnings (note 2)	$131.0	$148.4	$103.7
Earnings per share (notes 2 & 3)	$0.60	$0.68	$0.48
Net earnings (note 2)	$117.2	$149.5	$106.1
Net earnings per share (note 2 & 3)	$0.53	$0.69	$0.49
Total assets (note 2)	$2,356.5	$2,378.4	$1,366.8
Total long-term debt, net of cash (note 2)	$794.3	$837.7	$108.5
Shareholders' equity (note 2)	$750.2	$612.1	$458.8
Dividends per share	$0.12	$0.11	$0.10

Notes:

(1)	The results for the year ended March 31, 2002 include the results of BAE SYSTEMS Flight Simulation and Training Inc. from April 2, 2001, Valmarine AS from August 1, 2001, Schreiner Aviation Training B.V. from August 24, 2001, and SimuFlite Training International, Inc. from December 31, 2001. These acquisitions affect the comparability of the fiscal 2003 and fiscal 2002 results with fiscal year 2001.

On December 18, 2001, the Board of Directors approved a plan to divest the Forestry Systems business segment. As a result of the divestitures, the consolidated financial statements for fiscal year 2001 have been reclassified to reflect the results of operations for the Forestry group as discontinued operation.

In addition to the above restatement, in February 2000 the Company announced its intention to divest its Cleaning Technologies and Energy Control Systems businesses. The Company completed the sale of its Energy Control Systems business and has substantially completed the sale of CAE's Cleaning Technologies operations.

CAE ANNUAL INFORMATION FORM page.34

(2)	(2) In fiscal 2003, the new accounting standard for foreign currency translation was retroactively adopted. In addition, in fiscal 2003, the amortization period for Civil simulation equipment located in its various training centers was changed from 20 to 25 years. This change, which is a better approximation of the useful life of the simulators, is consistent with industry practices and with some of the long-term financing arrangements completed to date for such assets. The change in estimated useful life reduced amortization expense by approximately $3.7 million on a year-to-year basis.

During fiscal 2003, the estimated return on assets for CAE's defined benefit pension plan was reduced to 6.5% from 9%. As a result, CAE's fiscal 2003 pension expense increased by $5.4 million as compared to fiscal 2002.

In fiscal 2002, the new accounting standard for goodwill and intangibles was adopted. Giving effect to the standard, adjusted net earnings and diluted net earnings per share for fiscal year 2001 was $0.52. In fiscal 2001, the new accounting standard for income taxes and employee future benefits was adopted. See note 1 to the consolidated financial statements for details.
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

CAE permits its shareholders to elect to receive common share dividends in lieu of cash dividends. During fiscal 2001, 2002 and 2003, CAE issued 34,410, 17,605 and 54,622 common shares, respectively, as share dividends.

ITEM 6 - REVIEW OF OPERATIONS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The information that appears under the heading ";Review of Operations and Management's Discussion and Analysis"; on pages 34 - 50 inclusive of the Annual Report is incorporated herein by reference.

CAE ANNUAL INFORMATION FORM page.35

ITEM 7 - MARKET FOR SECURITIES

The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol "CAE" and on the New York Stock Exchange under the symbol "CGT".

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

The Committees of the Board of Directors are the Audit Committee, the Governance Committee, the Compensation Committee and the Executive Committee.

DIRECTORS

Name and Municipality of Residence and Year first became a director	Principal Occupation

DEREK H. BURNEY, O.C. Toronto, Ontario (1999)	President and Chief Executive Officer of the Company and is a member of the Executive Committee. Mr. Burney is also a director of Shell Canada Limited and Quebecor World Inc. Formerly, Mr. Burney was Chairman and Chief Executive Officer of Bell Canada International Inc. (1993-October 1999). Prior thereto, he was Canada's Ambassador to the United States of America from 1989.

CAE ANNUAL INFORMATION FORM page.36

Name and Municipality of Residence and Year first became a director	Principal Occupation

JOHN A. (IAN) CRAIG Ottawa, Ontario (2000)	Business consultant and was formerly Chief Marketing Officer of Nortel Networks Corporation. Mr. Craig is also a director of Bell Canada International Inc., Arris Group Inc. and the Ottawa Heart Institute. Mr. Craig is a member of the Audit Committee.

RICHARD J. CURRIE, C.M. Toronto, Ontario (2001)	Non-executive Chairman of BCE Inc. He was a director of George Weston Limited from 1975 to 2002 and President from 1996 to 2002. He was a director of Loblaw Companies Limited from 1973 to 2001 and President from 1976 to 2001. He is a director of Staples Inc. Mr. Currie is Past Chairman of the Richard Ivey School of Business at The University of Western Ontario and has served on the Visiting Committee to the Harvard Business School. He is presently Chancellor of the University of New Brunswick. Mr. Currie is a member of the Audit Committee.

R. FRASER ELLIOTT, C.M., Q.C. Toronto, Ontario (1951)	Senior partner in the legal firm of Stikeman Elliott LLP (Toronto). Mr. Elliott is also a director of the Toronto General & Western Hospital Foundation. Mr. Elliott is a member of the Executive Committee.

CAE ANNUAL INFORMATION FORM page.37

Name and Municipality of Residence and Year first became a director	Principal Occupation

H. GARFIELD EMERSON, Q.C. Toronto, Ontario (1992)	National Chairman and a senior partner of the legal firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is the Chairman of Rogers Communications Inc., Vice-Chairman of Rogers Wireless Communications Inc. and a director of Canada Deposit Insurance Corporation, University of Toronto Asset Management Corporation, Wittington Investments, Limited and Sunnybrook & Women's College Health Sciences Centre. Mr. Emerson is also the Chair of the Sunnybrook & Women's Foundation. He was formerly President and Chief Executive Officer of NM Rothschild & Sons Canada Limited, investment bankers. Mr. Emerson is a member of the Governance Committee.

ANTHONY S. FELL, O.C. Toronto, Ontario (2000)	Chairman of RBC Dominion Securities Inc. Mr. Fell is also a director of BCE Inc., Chairman of Munich Reinsurance Company of Canada, a director of Loblaw Companies Limited, and Chairman of the Board of Trustees of University Health Network. Mr. Fell is the Chairman of the Governance Committee.

THE HONOURABLE JAMES A. GRANT, P.C., Q.C. Montreal, Quebec (1991)	Partner in the legal firm of Stikeman Elliott LLP (Montreal). Mr. Grant is a director of Canadian Imperial Bank of Commerce, Shire Pharmaceuticals Group plc and various charitable and social organizations. Mr. Grant is a member of the Compensation Committee and the Executive Committee.

JAMES F. HANKINSON Toronto, Ontario (1995)	Business consultant and was formerly President and Chief Executive Officer of New Brunswick Power Corporation. He is also a director of Maple Leaf Foods Inc. Mr. Hankinson is the Chairman of the Audit Committee and a member of the Governance Committee.

CAE ANNUAL INFORMATION FORM page.38

Name and Municipality of Residence and Year first became a director	Principal Occupation

E. RANDOLPH (RANDY) JAYNE II Tysons Corner, Virginia (2001)	Senior Partner in Heidrick & Struggles International, Inc., an executive search firm (1996-present), and is a Founder and the Global Managing Partner of that firm's Semiconductor, Hardware and Systems Specialty Practice. Prior to this, he served as President of Instituform MidAmerica (1993-1994) and as a senior executive in McDonnell Douglas Corporation (1987-1993). Mr. Jayne is a member of the Compensation Committee.

JAMES W. MCCUTCHEON, Q.C. Toronto, Ontario (1979)	Counsel to the law firm of McCarthy T´trault. Mr. McCutcheon is a director of Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991-1997), Guardian Capital Group Limited and Noranda Inc. Mr. McCutcheon is a member of the Audit Committee.

LAWRENCE N. STEVENSON Toronto, Ontario (1998)	Chief Executive Officer of Pep Boys, a NYSE-listed US automotive services company. Mr. Stevenson was formerly President & Chief Executive Officer of Pathfinder Capital Inc. and also was Chief Executive Officer of Chapters and Chapters Online Inc. Mr. Stevenson is also a director of SNC-Lavalin Group Inc. and Sobeys Inc. Mr. Stevenson is Chairman of the Compensation Committee.

LYNTON R. WILSON, O.C. Oakville, Ontario (1997)	Chairman of the Board of the Company, Chairman of the Executive Committee and is a member of the Compensation and the Governance Committees. Mr. Wilson is the Chairman of Nortel Networks Corporation and is also a director of DaimlerChrysler AG and DaimlerChrysler Canada Inc.

CAE ANNUAL INFORMATION FORM page.39

OFFICERS WHO ARE NOT DIRECTORS

Name and Municipality of Residence	Office held with CAE and Principal Occupation(1)

DONALD W. CAMPBELL Ottawa, Ontario	Group President, Military Simulation and Training; formerly Executive Vice President, Military Simulation and Training 2000 to 2002; Deputy Minister of Foreign Affairs and Prime Minister's Personal Representative for Economic Summit, 1997 to 2000; Ambassador to Japan, 1997.

GARY R. SCOTT Baie D'Urfe, Quebec	Group President, Civil Simulation and Training since 2002. Formerly, President of FlightSafety Boeing Training International from 2000 to 2002; Vice President Finance and Business Strategy for Boeing Commercial Airplanes' Commercial Aviation Services from 1999 to 2000; Vice President Business Strategy for Boeing Commercial Airplanes during 1999; Vice President and Chief Operating Officer, Boeing Enterprises during 1998; and Vice President and General Manager of Boeing Commercial Airplanes Group's 737/757 Programs from 1996 to 1998.

PAUL G. RENAUD Mississauga, Ontario	Executive Vice President, Chief Financial Officer and Secretary; formerly Vice President Finance, Chief Financial Officer and Secretary, 1997 to 2000.

RASHID A. KHAN St-Lazare, Quebec	Executive Vice President, Marine Controls; formerly Vice President and General Manager, Marine Systems, CAE Electronics Ltd., 1998 to 2000; Director Marine Control Systems and Power Plant Simulation, CAE Electronics Ltd., 1997 to 1998.

R. HANI MACRAMALLAH Montreal, Quebec	Executive Vice President, Operations; formerly Vice President, Operations, CAE Electronics Ltd., 1997 to 2000.

CAE ANNUAL INFORMATION FORM page.40

OFFICERS WHO ARE NOT DIRECTORS

Name and Municipality of Residence	Office held with CAE and Principal Occupation(1)

HARTLAND J.A. PATERSON Westmount, Quebec	Vice President, Legal and General Counsel, 2001 to present; formerly Vice President, Legal and Regulatory of Cable & Wireless PLC (Japan), 1999 to 2001; Director Legal Affairs of Cable & Wireless PLC (Caribbean) from 1997 to 1999.

JEAN-FRANCOIS THIBODEAU Laval, Quebec	Vice President and Treasurer, 2001 to present; formerly Treasurer of G.T.C. Transcontinental Group Ltd., 1999 to 2001; Director of Finance and Treasury of Provigo, 1997 to 1999.

ALINE BELANGER Montreal, Quebec	Corporate Controller, 2002 to present; formerly Director of Finance for Civil Simulation and Training, 2000 to 2002; Director of Financial Reporting and Analysis for Bell Canada International, 1999 to 2000; Principal Consultant for PricewaterhouseCoopers, 1997 to 1999.

(1)	Where the date 1998 appears, it signifies the beginning of the last five years and not necessarily the date upon which the individual commenced the relevant position or occupation.

The directors and senior officers of the Company as a group as at the date hereof beneficially own, directly or indirectly, or exercise control or direction over 9,572,664 common shares, which represents 4.4 % of the Company's outstanding common shares.

ITEM 9 - ADDITIONAL INFORMATION

The Company will provide to any person or company, upon request to the Director, Corporate Communications and Investor Relations or the Secretary of the Company, the documents specified below:

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
CAE ANNUAL INFORMATION FORM page.41

(iii)	one copy of the information circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and
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

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Proxy Information Circular dated June 19, 2003, in connection with the Company's Annual and Special Meeting of Shareholders held on August 6, 2003. Additional financial information is provided in the Consolidated Financial Statements. A copy of such documents may be obtained from the Director, Corporate Communications and Investor Relations or the Secretary of the Company upon request.

CAE ANNUAL INFORMATION FORM page.42

SCHEDULE "A" - SUBSIDIARIES

Set forth below are the names of all the direct and indirect subsidiaries of the Company. All companies are wholly owned except as noted.

Name of Subsidiary	Jurisdiction of Incorporation

Canada
3985954 Canada Inc.	Canada
4025164 Canada Inc.	Canada
CAE International Holdings Limited	Canada
CAE Railway Ltd.	Canada
CAE Machinery Ltd.	British Columbia

United States
CAE (US) Inc.	Delaware
CAE (US) LLC	Delaware
CAE US Services Inc.	Delaware
CAE Aviation Training Services Inc.	Delaware
Flight School Aviation Training Services L.L.C.	Delaware
CAE USA Inc.	Delaware
Civil Aviation Training Solutions Inc.	Florida
CAE Center Dallas, Inc.	Texas
CAE SimuFlite Inc.	Texas

Europe
CAE Center Brussels N.V	Belgium
Simubel N.V. (a CAE Aviation Training Company)	Belgium
CAE Beyss Grundstucksgesellschaft GmbH	Germany
CAE Elektronik GmbH	Germany
CAE Verwaltungsgesellschaft mbH	Germany
CityLine Canadair Simulator und Training GmbH (15%)	Germany
SAGO Grunstucks-Verwaltungsgesellschaft mbH (51%)	Germany
SAGO Grunstucks-Verwaltungsgesellschaft mbH & Co. KG (95%)	Germany
ZFB Zentrum f¨r Flugsimulation Berlin GmbH (17%)	Germany
CAE International Capital Management Hungary LLC	Hungary
CAE Euroco S.a.r.l.	Luxembourg
CAE Investment S.a r.l.	Luxembourg
B.V. Nationale Luchtvaartschool	Netherlands
CAE Aviation Training B.V.	Netherlands
CAE Center Amsterdam B.V.	Netherlands
CAE Center Maastricht B.V.	Netherlands
CAE Flight Crew Training B.V.	Netherlands
CAE Holdings BV	Netherlands
CAE ANNUAL INFORMATION FORM page.43
Name of Subsidiary	Jurisdiction of Incorporation

CAE Investments BV	Netherlands
CAE Training Aircraft B.V.	Netherlands
CAE Training B.V.	Netherlands
NLS Amsterdam B.V.	Netherlands
CAE Holding Norway AS	Norway
CAE Navigation AS	Norway
CAE Valmarine AS	Norway
Academia Aeronautica De Evora S.A.(51%)	Portugal
CAE Servicios Globales de Instruccion de Vuelo S.L.	Spain
CAE Holdings Ltd.	United Kingdom
Invertron Simulators plc	United Kingdom
CAE (UK) plc	United Kingdom
CAE Aircrew Training Services plc (77%)	United Kingdom
CVS Leasing Limited (13.39%)	United Kingdom
Fast Holdings Limited (50%)	United Kingdom
Fast Training Services Limited (50%)	United Kingdom
Landmark Operations Limited	United Kingdom
Landmark Training Limited	United Kingdom

Other
CAE Australia Pty Ltd.	Australia
CAE Simco (Barbados) Ltd.	Barbados
CAE South America Flight Training do Brasil Ltda	Brazil
Qindao Fei Sheng International Aviation Technology Development Training Co. Ltd.(33%)	China
Zhuhai Xiang Yi Aviation Technology Company Limited	China
CAE Dubai LLC (49%)	Dubai
CAE Electronics Private Ltd.	India
ISDAT Simulation SDN BHD (20%)	Malaysia
CAE Aviation Training International Ltd.	Mauritius
Flight Training Device (Mauritius) Limited	Mauritius

CAE ANNUAL INFORMATION FORM page.44 DISCONTINUED OR INACTIVE
Name of Subsidiary	Jurisdiction of Incorporation

United States
CAE Alpheus Inc.	California
CAE Railway Inc.	Delaware
CAE ScreenPlates Inc.	Delaware
CAE US Services Inc.	Delaware

Europe
CAE ScreenPlates SA	France
CAE Beteiligungsgesellschaft mbH	Germany
CAE Grundst¨cksgesellschaft mbH	Germany
CAE ScreenPlates AB	Sweden

Other
CAE MRAD Pty Ltd.	Australia
CAE Electronics SDN, BHD	Malaysia
CAE ANNUAL INFORMATION FORM page.45
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

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
CAE ANNUAL INFORMATION FORM page.46
DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of disclosure controls and procedures.

Based on their evaluation as of the end of the period covered by this report, Registrant's Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rule 13a-14(c), 15(c) and 15(d)-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Changes in internal control over financial reporting.

As of the end of the period covered by this report, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.
CAE ANNUAL INFORMATION FORM page.46
SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 8, 2003	CAE INC.

By: [Graphic Signature] Name: Hartland J.A. Paterson Title: Vice President, Legal and General Counsel
CAE ANNUAL INFORMATION FORM page.47
EXHIBIT INDEX

Exhibit No.	Description	Sequentially Numbered Page

1	Audited annual financial statements for the fiscal year ended March 31, 2003	E1

2	Management's Discussion and Analysis	E49

3	Consent of PricewaterhouseCoopers LLP	E65

4	Section 302 Certifications	E66

5	Section 906 Certifications	E70