Form 40-F
period 2004-03-31
CAE INC
filed 2004-08-11
CIK 1173382

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2004
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

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011 (212) 894-8700
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, including associated Common Share purchase rights pursuant to the Registrant's Shareholder Rights Plan, which purchase rights will trade together with the Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

For annual reports, indicate by check mark the information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 246,649,180.

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	☐	No	☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes	☒	No	☐

DISCLOSURE CONTROLS AND PROCEDURES

        Disclosure controls and procedures are designed to ensure that information required to be disclosed by CAE in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to CAE's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

        The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of CAE's disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission) as of March 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

        Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, CAE's management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that CAE's internal controls over financial reporting will prevent or detect all error and all fraud.

        There has been no change in CAE's internal controls over financial reporting during the year ended March 31, 2004 that materially affected, or that is reasonably likely to materially affect, CAE's internal controls over financial reporting.

        CAE will continue to periodically review its disclosure controls and procedures and internal controls over financial reporting and may make modifications from time to time as considered necessary or desirable. CAE has been undertaking a comprehensive review of its existing internal controls over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective for CAE in fiscal year ended March 31, 2006. In connection with such review, modifications to CAE's disclosure controls, procedures and internal controls over financial reporting may, as appropriate, be made to comply with this Section of the Act.

AUDIT COMMITTEE FINANCIAL EXPERT

        CAE's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. The board of directors has determined that Mr. James F. Hankinson is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's corporate governance standards applicable to CAE.

        The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the board of directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

        CAE has adopted a code of ethics entitled, "Code of Business Conduct". The Code of Business Conduct applies to all officers and employees of CAE, including CAE's principal executive officer, principal financial officer, principal accounting officer, agents, representatives, contractors suppliers and consultants. The Code of Business Conduct is available at CAE's Internet website, www.cae.com, in the Corporate Governance section. Amendments to the Code of Business Conduct and waivers, if any, for executive officers will be disclosed on the Registrant's website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following PricewaterhouseCoopers LLP aggregate fees were billed to CAE in each of the years ended March 31, 2003 and 2004 for professional services rendered to CAE:

Fees	2004	2003
	(amounts in millions)
Audit Fees[1]	$2.0	$1.2
Audit-Related Fees[2]	0.8	1.2
Tax Fees[3]	0.7	1.0
All Other Fees[4]	0.1	0.4

Total	$3.6	$3.8

1
Audit fees comprise professional services for the audit of CAE's annual financial statements, review of CAE's interim financial statements, and services normally provided in connection with CAE's statutory and regulatory filings.

2
Audit-Related Fees comprise amounts paid relating to due diligence in connection with CAE's acquisitions and divestitures.

3
Tax Fees comprise professional services rendered for tax compliance, tax advice and tax planning.

4
All Other Fees comprise amounts paid relating to certification services under certain government obligations.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        CAE's Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of CAE is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis. Non-audit services for which the estimate of fees does not exceed $75,000 may be approved by the Chairman of the Audit Committee, provided that any such pre-approval is reported to the full Audit Committee at its next meeting.

OFF-BALANCE SHEET ARRANGEMENTS

        The disclosure provided under "Off-Balance Sheet Arrangements" on page 24 of Exhibit 3, Management's Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

        The disclosure provided under "Contractual Obligations" on page 23 of Exhibit 3, Management's Discussion and Analysis, is incorporated by reference herein.

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

Date: August 11, 2004

CAE INC.
By:	/s/ HARTLAND J. A. PATERSON Name: Hartland J. A. Paterson Title: Vice President, Legal and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Information Form dated August 11, 2004
2	Audited annual financial statements for the fiscal year ended March 31, 2004
3	Management's Discussion and Analysis for the year ended March 31, 2004
4	Consent of PricewaterhouseCoopers LLP
5	Certificate of D.H. Burney required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
6	Certificate of Paul G. Renaud required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002
7	Certificate of D.H. Burney pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002
8	Certificate of Paul G. Renaud pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

QuickLinks

SIGNATURES
EXHIBIT INDEX