Form 40-F
CAE INC
filed 2005-06-29
CIK 1173382

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: March 31, 2005	Commission File number: 1-31402

CAE INC.

(Exact name of Registrant as specified in its charter)

Canada	3699	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable)

8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6

514-341-6780

(Address and Telephone Number of Registrant’s principal executive office)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011 (212) 894-8700

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered

Common Shares,	New York Stock Exchange
including associated Common Share	Toronto Stock Exchange
purchase rights pursuant to the Registrant’s
Shareholder Rights Plan, which purchase rights
will trade together with the Common Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

For annual reports, indicate by check mark the information filed with this form:

☑	Annual Information Form	☑	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 248,070,329

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes ☐      No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes ☑      No ☐

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
Annual Information Form
Audited Annual Financial Statements
Management's Discussion and Analysis
Consent of PricewaterhouseCoopers
Certificate of Robert E. Brown
Certificate of Alain Raquepas
Certificate of Robert E. Brown
Certificate of Alain Raquepas

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by CAE in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to CAE’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, CAE’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that CAE’s internal control over financial reporting will prevent or detect all error and all fraud.

There has been no change in CAE’s internal control over financial reporting during the year ended March 31, 2005 that materially affected, or that is reasonably likely to materially affect, CAE’s internal control over financial reporting.

CAE will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable. CAE is reviewing its existing internal control over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective. In connection with such review, modifications were made to CAE’s disclosure controls and procedures and internal control over financial reporting and further modifications will, as appropriate, be made to CAE’s disclosure controls and procedures or internal control over financial reporting in the future.

AUDIT COMMITTEE FINANCIAL EXPERT

CAE’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. The board of directors has determined that Mr. James F. Hankinson is an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to CAE.

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

CODE OF ETHICS

CAE has adopted a code of ethics entitled, “Code of Business Conduct”. The Code of Business Conduct applies to all officers and employees of CAE, including CAE’s principal executive officer, principal financial officer, principal accounting officer, agents, representatives, contractors, suppliers and consultants. The Code of Business Conduct is available at CAE’s Internet website, www.cae.com, in the Corporate Governance section. Amendments to the Code of Business Conduct and waivers, if any, for executive officers will be disclosed on CAE’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following PricewaterhouseCoopers LLP aggregate fees were billed to CAE in each of the years ended March 31, 2005 and 2004 for professional services rendered to CAE:

	2005	2004
Fees	(amounts in CAD$ millions)
Audit Fees [1]	$2.3	$2.0
Audit-Related Fees [2]	0.7	0.8
Tax Fees [3]	0.3	0.7
All Other Fees[4]	—	0.1

Total	$3.3	$3.6

[1]	Audit fees comprise professional services for the audit of CAE’s annual financial statements, review of CAE’s interim financial statements, and services normally provided in connection with CAE’s statutory and regulatory filings.

[2]	Audit-Related Fees comprise amounts paid relating to the issuance of a prospectus and due diligence in connection with CAE’s acquisitions and divestitures.

[3]	Tax Fees comprise professional services rendered for tax compliance and advice.

[4]	All Other Fees comprise amounts paid relating to certification services under certain government obligations, news services and software.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

CAE’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of CAE is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis. Non-audit services may be approved by the Chairman of the Audit Committee, provided that any such pre-approval is reported to the full Audit Committee at its next meeting. None of the services described above under the captions “Audit-Related Fees”, “Tax Fees” or “All Other Fees” were approved pursuant by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under “Off-Balance Sheet Arrangements” on page 36 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page 35 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

CAE’s Audit Committee is comprised of the following directors: John A. Craig, Richard J. Currie, O.C., Paul Gagné, James F. Hankinson and James W. McCutcheon.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

     CAE Inc. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

     The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares, including the associated Common Share purchase rights pursuant to the Registrant’s Shareholder Rights Plan, which purchase rights trade together with the Common Shares.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 28, 2005	CAE INC.
	By:	/s/ Hartland Paterson
		Name:	Hartland J. A. Paterson
		Title:	Vice President, Legal, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Information Form dated June 28, 2005

2	Audited annual financial statements for the fiscal year ended March 31, 2005

3	Management’s Discussion and Analysis for the year ended March 31, 2005

4	Consent of PricewaterhouseCoopers LLP

5	Certificate of Robert E. Brown required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

6	Certificate of Alain Raquepas required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of Sarbanes-Oxley Act of 2002

7	Certificate of Robert E. Brown pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

8	Certificate of Alain Raquepas pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

9	Notice and Proxy Informational Circular dated May 12, 2005, other than the sections entitled “Report on Executive Compensation” and “Performance Graph” (incorporated by reference to Exhibit 99.1 of the Registrant’s Form 6-K (Commission file No. 1-31402), excluding such sections, furnished to the Commission on June 1, 2005)