Form 40-F
period 2006-03-31
CAE INC
filed 2006-06-28
CIK 1173382

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by CAE Inc. (“CAE”) in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to CAE’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

There has been no change in CAE’s internal control over financial reporting during the year ended March 31, 2006 that materially affected, or that is reasonably likely to materially affect, CAE’s internal control over financial reporting.

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

The Securities and Exchange Commission (the “Commission”) has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the board of directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

CAE has a code of ethics entitled, “Code of Business Conduct”. The Code of Business Conduct applies to all officers and employees of CAE, including CAE’s principal executive officer, principal financial officer, principal accounting officer, agents, representatives, contractors, suppliers and consultants. The Code of Business Conduct is available at CAE’s Internet website, www.cae.com, in the About CAE - Corporate Governance section. Amendments to the Code of Business Conduct and waivers, if any, for executive officers will be disclosed on CAE’s website.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following PricewaterhouseCoopers LLP aggregate fees were billed to CAE in each of the years ended March 31, 2006 and 2005 for professional services rendered to CAE:

Fees	2006	2005
	(amounts in CAD$ millions)
Audit Fees[1]	$2.3	$2.3
Audit-Related Fees[2]	0.3	0.7
Tax Fees[3]	0.6	0.3

Total	$3.2	$3.3

1 Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PWC in connection with statutory and regulatory filings.

2 Audit-related fees are comprised of fees relating to work performed in connection with CAE’s divestitures. 3 Tax fees are related to tax compliance support.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

CAE’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of CAE is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis. Non-audit services may be approved by the Chairman of the Audit Committee, provided that any such pre-approval is reported to the full Audit Committee at its next meeting. None of the services described above under the captions “Audit-Related Fees” or “Tax Fees” were approved pursuant by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under sections 12.9 and 12.10 on pages 54-55 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under section 11.3 “Contractual Obligations” on page 53 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

CAE’s Audit Committee is, as of the date hereof, comprised of the following directors: John A. Craig, Paul Gagné, James F. Hankinson and James W. McCutcheon. CAE has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

CAE Inc. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares, including the associated Common Share purchase rights pursuant to the Registrant’s Shareholder Rights Plan, which purchase rights trade together with the Common Shares.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 28, 2006

CAE INC.

By:       /s/ Hartland Paterson

Name:	Hartland J. A. Paterson
Title:	Vice President, Legal, General
Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Information Form dated June 28, 2006

2	Audited annual financial statements for the fiscal
year ended March 31, 2006

3	Management’s Discussion and Analysis for the year
ended March 31, 2006

4	Consent of PricewaterhouseCoopers LLP

5	Certificate of Robert E. Brown required by Rule
13a-14(a) or Rule 15d-14(a), pursuant to Section
302 of Sarbanes-Oxley Act of 2002

6	Certificate of Alain Raquepas required by Rule 13a-
14(a) or Rule 15d-14(a), pursuant to Section 302 of
Sarbanes-Oxley Act of 2002

7	Certificate of Robert E. Brown pursuant to 18
U.S.C. Section 1350, as enacted pursuant to Section
906 of Sarbanes-Oxley Act of 2002

8	Certificate of Alain Raquepas pursuant to 18 U.S.C.
Section 1350, as enacted pursuant to Section 906 of
Sarbanes-Oxley Act of 2002

9	Notice and Proxy Informational Circular dated May
17, 2006 (incorporated by reference to CAE’s Form
6-K (commission file no. 1-31402) furnished to the
Commission on May 31, 2006)