Form 40-F
period 2007-03-31
CAE INC
filed 2007-06-29
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:                March 31, 2007                           Commission File number: 1-31402

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

☑Annual Information Form                                                                     ☑Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 251,960,449

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes ☐        No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
 Yes ☑   No ☐

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed by CAE Inc. (“CAE”) in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to CAE’s management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2007. The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2007.

B. Management’s annual report on internal control over financial reporting. CAE’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

CAE’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of CAE’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that CAE’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CAE’s assets that could have a material effect on the financial statements.

Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2007, based on the framework and criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this annual report.

C. Attestation report of the registered public accounting firm. PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited and reported on CAE’s financial statements included in this annual report, has issued an attestation report on management’s assessment of CAE’s internal control over financial reporting as of the end of the period covered by this annual report. This attestation report is attached as Exhibit 5 to this annual report.

D. Changes in internal control over financial reporting. CAE implemented the first phase of its new ERP system in the TS/C segment with the intention, amongst other things, of improving internal controls.

With the exception of the above mentioned, there were no other changes to CAE’s internal control over financial reporting during the year ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.

E. Limitations on the effectiveness of controls. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, CAE’s management, including our President and Chief Executive Officer and our Chief Financial Officer, does not expect that CAE’s internal control over financial reporting will prevent or detect all error and all fraud.

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

CODE OF ETHICS

CAE has a code of ethics entitled, “Code of Business Conduct”. The Code of Business Conduct applies to all officers and employees of CAE, including CAE’s principal executive officer, principal financial officer, principal accounting officer, agents, representatives, contractors, suppliers and consultants. The Code of Business Conduct is available at CAE’s Internet website, www.cae.com, in the Corporate Governance section. Amendments to the Code of Business Conduct and waivers, if any, for executive officers will be disclosed on CAE’s website. Unless specifically referred to herein, the information on CAE’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following PricewaterhouseCoopers LLP aggregate fees were billed to CAE in each of the years ended March 31, 2007 and 2006 for professional services rendered to CAE:

Fees	2007	2006
	(amounts in CAD$ millions)
Audit Fees[1]	$3.6	$2.3
Audit-Related Fees[2]	0.4	0.3
Tax Fees[3]	0.8	0.6

Total	$4.8	$3.2

1 Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley Act of 2002.

2 Audit-related fees are comprised of fees relating to work performed in connection with CAE’s divestitures.

3 Tax fees are related to tax compliance support.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

CAE’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax compliance, audit services and tax services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of CAE is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. All non-audit services not otherwise pre-approved by the Audit Committee must be pre-approved by the Audit Committee on an individual basis. Non-audit services may be approved by the Chairman of the Audit Committee, provided that any such pre-approval is reported to the full Audit Committee at its next meeting. None of the services described above under the captions “Audit-Related Fees” or “Tax Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under section 7.3 “Off-Balance Sheet Arrangements” on page 58 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under section 6.3 “Contractual Obligations” on page 55 of Exhibit 3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

CAE has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. CAE’s Audit Committee is, as of the date hereof, comprised of the following directors: John A. Craig, Paul Gagné, James F. Hankinson and Katharine Stevenson.

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

Date:

CAE INC.

By:	/s/ Hartland Paterson
Name: Hartland J. A. Paterson
	Title:	Vice President, Legal, General
Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Information Form dated June 27, 2007
2	Audited annual financial statements for the fiscal year ended March
31, 2007
3	Management’s Discussion and Analysis for the year ended March
31, 2007
4	Consent of PricewaterhouseCoopers LLP
5	Independent Auditors' Report of PricewaterhouseCoopers LLP
6	Certificate of Robert E. Brown required by Rule 13a-14(a) or Rule
15d-14(a)
7	Certificate of Alain Raquepas required by Rule 13a-14(a) or Rule
15d-14(a)
8	Certificate of Robert E. Brown pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
9	Certificate of Alain Raquepas pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
10	Notice and Proxy Informational Circular dated May 31, 2007
(incorporated by reference to CAE’s Form 6-K (commission file no.
1-31402) furnished to the Commission on June 13, 2007