Form 40-F
period 2009-03-31
CAE INC
filed 2009-06-29
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)
☐		Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑		Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	March 31, 2009	Commission File number: 1-31402

CAE INC.
(Exact name of Registrant as specified in its charter)

Canada	3699	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 255,146,443 common shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.  Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

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

Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2009, the end of the period covered by this Annual Report on Form 40-F. The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2009.

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

Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2009, based on the framework and criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this Annual Report on Form 40-F.

C. Attestation report of the Independent Auditors. PricewaterhouseCoopers LLP, independent auditors who audited and reported on CAE’s financial statements included in this annual report, has issued an attestation report on the effectiveness of CAE’s internal control over financial reporting as of the end of the period covered by this Annual Report on Form 40-F. This attestation report is included in Exhibit 99.2 to this Annual Report on Form 40-F.

D. Changes in internal control over financial reporting. There were no changes to CAE’s internal control over financial reporting during the year ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.

E. Limitations on the effectiveness of controls. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, CAE’s management, including our President and Chief Executive Officer and our Chief Financial Officer, does not expect that CAE’s internal control over financial reporting will prevent or detect all errors and all fraud.

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

CODE OF ETHICS

CAE has a code of ethics entitled “Code of Business Conduct”. The Code of Business Conduct applies to all officers and employees of CAE, including CAE’s principal executive officer, principal financial officer, principal accounting officer, agents, representatives, contractors, suppliers and consultants. CAE also has a code of ethics called the Board Member Code of Conduct for members of its board of directors. The Code of Business Conduct and the Board Member Code of Conduct are is available at CAE’s Internet website, www.cae.com, in the Corporate Governance section. Amendments to the Code of Business Conduct and waivers, if any, for executive officers will be disclosed on CAE’s website. Unless specifically referred to herein, the information on CAE’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following aggregate fees were billed by PricewaterhouseCoopers LLP, the Company’s principal accountant, to CAE in each of the years ended March 31, 2009 and 2008 for professional services rendered to CAE:

Fees	2009	2008
	(amounts in CAD$ millions)
Audit Fees[1]	$3.0	$2.8
Audit-Related Fees[2]	0.4	0.2
Tax Fees[3]	0.7	0.8
All Other Fees	0	0.0
Total	$4.1	$3.8

1 Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley Act of 2002.

2 Audit-related fees are comprised of fees relating to work performed in connection with CAE’s acquisitions, translation and other miscellaneous accounting-related services.

3 Tax fees are related to tax compliance support.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under section 10.3 “Approval of Services” on page 50 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.

None of the services described above under the captions “Audit-Related Fees” or “Tax Fees” were approved by the Audit Committee pursuant to the de minimis exemption to the pre-approval requirements provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under section 7.3 “Off-Balance Sheet Arrangements” on page 30 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under section 6.3 “Contractual Obligations” on page 27 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

CAE has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. CAE’s Audit Committee is, as of the date hereof,

comprised of the following directors: John A. Craig, H. Garfield Emerson, Paul Gagné, James F. Hankinson and Katharine Stevenson.

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

Date:	June 29, 2009		CAE INC.

		By:	/s/ Hartland J.A. Paterson
Name: Hartland J. A. Paterson
			Title:	Vice President, Legal, General
Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2009, dated June 17, 2009

99.2	Audited annual financial statements for the fiscal year ended March
31, 2009

99.3	Management’s Discussion and Analysis for the fiscal year ended
March 31, 2009

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Certification of Robert E. Brown required by Rule 13a-14(a) or
Rule 15d-14(a)

99.6	Certification of Alain Raquepas required by Rule 13a-14(a) or Rule
15d-14(a)

99.7	Certification of Robert E. Brown pursuant to 18 U.S.C. Section
	1350, as enacted pursuant to Sectio	n 906 of the Sarbanes-Oxley Act
of 2002

99.8	Certification of Alain Raquepas pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of
2002

99.9	Notice and Proxy Informational Circular dated June 12, 2009
(incorporated by reference to CAE’s Form 6-K (commission file no.
1-31402) furnished to the Commission on June 29, 2009