Form 40-F/A
period 2009-03-31
CAE INC
filed 2009-07-02
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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

Yes ☑  No ☐

EXPLANATORY NOTE

Exhibit 99.4, Consent of PricewaterhouseCoopers LLP, was omitted from the Form 40-F that was filed on June 29, 2009. A copy of same is attached hereto.

EXHIBIT INDEX
Exhibit	Description
Number
99.4	Consent of PricewaterhouseCoopers

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:	July 2, 2009	CAE INC.

By:	/s/ Hartland Paterson
Name: Hartland J. A. Paterson
	Title:	Vice President, Legal, General
Counsel and Corporate Secretary