Form 40-F
period 2011-03-31
CAE INC
filed 2011-06-27
CIK 1173382

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:       March 31, 2011                                   Commission File number: 1-31402

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  256,964,756 common shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.   Yes   ☐                  No   ☑

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

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

Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2011, the end of the period covered by this Annual Report on Form 40-F.  The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2011.

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

Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2011, based on the framework and criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this Annual Report on Form 40-F.

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

D. Changes in internal control over financial reporting.  There were no changes to CAE’s internal control over financial reporting during the year ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under section 11 “Approval Of Services” on page 54 of Exhibit 99.1, Annual Information Form, providing details on the fees billed by PricewaterhouseCoopers LLP, the Company’s principal accountant, to CAE in each of the years ended March 31, 2011 and March 31, 2010 for professional services rendered to CAE, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under section 11 “Approval of Services” on page 54 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.

None of the services described above under the captions “Audit-Related Fees” or “Tax Fees” were approved by the Audit Committee pursuant to the de minimis exemption to the pre-approval requirements provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under section 7.3 “Off-Balance Sheet Arrangements” on page 32 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under section 6.4  “Contractual Obligations” on page 29 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

CAE has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  CAE’s Audit Committee is, as of the date hereof, comprised of the following directors:  John A. Craig, H. Garfield Emerson, Paul Gagné, James F. Hankinson and Katharine B. Stevenson.

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

Date:   June 27, 2011                                                  CAE INC.

By:  /s/ Hartland Paterson___________________

Name:  Hartland J. A. Paterson

Title:    Vice President Legal, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2011, dated June 16, 2011
99.2	Audited annual financial statements for the fiscal year ended March 31, 2011
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2011
99.4	Consent of PricewaterhouseCoopers LLP
99.5	Certification of Marc Parent required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Certification of Stéphane Lefebvre required by Rule 13a-14(a) or Rule 15d-14(a)
99.7	Certification of Marc Parent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Stéphane Lefebvre pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Notice and Proxy Informational Circular dated June 15, 2011 (incorporated by reference to CAE’s Form 6-K (commission file no. 1-31402) furnished to the Commission on June 27, 2011