Form 40-F
period 2018-03-31
CAE INC
filed 2018-06-29
CIK 1173382

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:         March 31, 2018                         Commission File number: 1-31402

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  267,738,530 common shares

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2018, the end of the period covered by this Annual Report on Form 40-F.  The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2018.

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

Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2018, based on the framework and criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this Annual Report on Form 40-F.

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

D. Changes in internal control over financial reporting.  There were no changes to CAE’s internal control over financial reporting during the year ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

CAE’s board of directors has determined that it has two audit committee financial experts serving on its audit committee. The board of directors has determined that Mr. Alan N. MacGibbon and Ms. Katharine B. Stevenson are audit committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F and are independent as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to CAE.

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

CODE OF ETHICS

CAE has a code of ethics entitled “Code of Business Conduct”.  The current Code of Business Conduct is included in Exhibit 99.10 to this Annual Report on Form 40-F. It applies to all directors, officers, and employees of CAE, including CAE’s principal executive officer, principal financial officer, principal accounting officer, agents, representatives, contractors, suppliers and consultants. The Code of Business Conduct is available at CAE’s website http://www.cae.com/investors/governance/. Amendments to the Code of Business Conduct and waivers, if any, for executive officers will be disclosed on CAE’s website.  Unless specifically referred to herein, the information on CAE’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The disclosure provided under section 11 “Approval Of Services” on page 54 of Exhibit 99.1, Annual Information Form, providing details on the fees billed by PricewaterhouseCoopers LLP, the Company’s principal accountant, to CAE in each of the years ended March 31, 2018 and March 31, 2017 for professional services rendered to CAE, is incorporated by reference herein.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

CAE has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  CAE’s Audit Committee is, as of the date hereof, comprised of the following directors:  Margaret S. Billson, Alan N. MacGibbon, François Olivier, Michael E. Roach and Katharine B. Stevenson, .

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

Date:   June 29, 2018                                                  CAE INC.

By:  /s/ Mark Hounsell

Name: Mark Hounsell

Title:   General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2018, dated June 13, 2018
99.2	Audited annual financial statements for the fiscal year ended March 31, 2018
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2018
99.4	Consent of PricewaterhouseCoopers LLP
99.5	Certification of Marc Parent required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Certification of Sonya Branco required by Rule 13a-14(a) or Rule 15d-14(a)
99.7	Certification of Marc Parent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Sonya Branco pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Notice and Management Proxy Circular dated June 15, 2018 (incorporated by reference to CAE’s Form 6-K (commission file no. 1-31402) furnished to the Commission on June 29, 2018
99.10	Code of Business Conduct
101	XBRL Documents