Form 40-F
period 2019-03-31
CAE INC
filed 2019-06-27
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended:    March 31, 2019        Commission File number: 1-31402
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
Title of Each Class            Trading                Name of Each Exchange
Symbol                On Which Registered
Common Shares,            CAE                New York Stock Exchange
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 265,447,603 common shares
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2019, the end of the period covered by this Annual Report on Form 40-F. The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2019.
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
Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2019, based on the framework and criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this Annual Report on Form 40-F.
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
D. Changes in internal control over financial reporting. There were no changes to CAE’s internal control over financial reporting during the year ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.
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
AUDIT COMMITTEE FINANCIAL EXPERT
CAE’s board of directors has determined that it has two audit committee financial experts serving on its audit committee. The board of directors has determined that Ms. Kate Stevenson and Mr. Alan MacGibbon are audit committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F and are independent as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to CAE.
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

CODE OF ETHICS
CAE has a code of ethics entitled “Code of Business Conduct”. The Code of Business Conduct is included in Exhibit 99.10 to this Annual Report on Form 40-F. It applies to all directors, officers, and employees of CAE, including CAE’s principal executive officer, principal financial officer, principal accounting officer, agents, representatives, contractors, suppliers and consultants. The Code of Business Conduct is available at CAE’s website http://www.cae.com/investors/governance/. Amendments to the Code of Business Conduct and waivers, if any, for executive officers will be disclosed on CAE’s website. Unless specifically referred to herein, the information on CAE’s website shall not be deemed to be incorporated by reference in this annual report.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under section 11 “Approval Of Services” on page 56 of Exhibit 99.1, Annual Information Form, providing details on the fees billed by PricewaterhouseCoopers LLP, the Company’s principal accountant, to CAE in each of the years ended March 31, 2019 and March 31, 2018 for professional services rendered to CAE, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under section 11 “Approval of Services” on page 56 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
None of the services described above under the captions “Audit-Related Fees” or “Tax Fees” were approved by the Audit Committee pursuant to the de minimis exemption to the pre-approval requirements provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under section 7.2 “Off balance sheet arrangements” on page 30 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under section 6.4 “Contractual Obligations” on page 27 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.
IDENTIFICATION OF THE AUDIT COMMITTEE
CAE has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. CAE’s Audit Committee is, as of the date hereof, comprised of the following directors: Alan MacGibbon, François Olivier, Michael E. Roach, Norton B. Schwartz and Katharine B. Stevenson.

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
Date:    June 27, 2019                    CAE INC.

By:    _/s/ Mark Hounsell____________________
Name:    Mark Hounsell

Title:	General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2019, dated June 13, 2019
99.2	Audited annual financial statements for the fiscal year ended March 31, 2019
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2019
99.4	Consent of PricewaterhouseCoopers LLP
99.5	Certification of Marc Parent required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Certification of Sonya Branco required by Rule 13a-14(a) or Rule 15d-14(a)
99.7	Certification of Marc Parent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Sonya Branco pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Notice and Management Proxy Circular dated June 19, 2019 (incorporated by reference to CAE’s Form 6-K (commission file no. 1-31402) furnished to the Commission on June 27, 2019
99.10	Code of Business Conduct
101	XBRL Documents