Form 40-F/A
period 2020-03-31
CAE INC
filed 2020-07-10
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
(Amendment No. 1)

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

Yes ☑        No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☑        No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.        ☑
EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 40-F of CAE Inc. (the “Company”) filed with the Securities and Exchange Commission on June 26, 2020 (the “Original Form 40-F”) is being filed to correct the inadvertent filing of the Original Form 40-F and its Exhibits 99.1, 99.2, 99.3, 99.9 and 99.10 in a locked graphics format that does not enable text searching. Accordingly, the Company is filing this Amendment No. 1 and refiling Exhibits 99.1, 99.2, 99.3, 99.9 and 99.10 hereto in a text searchable HTML format. The Company is also filing a currently dated Exhibit 99.4, the Consent of PricewaterhouseCoopers LLP, and currently dated Exhibits 99.5, 99.6, 99.7 and 99.8, the Certifications of the Company's Chief Executive Officer and the Company's Chief Financial Officer. Other than as described above, this Amendment No. 1 does not amend the Original Form 40-F in any respect nor does this Amendment No. 1 reflect any events that have occurred after the Original Form 40-F was filed.

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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F/A (Amendment No. 1) to be signed on its behalf by the undersigned, thereto duly authorized.
Date:    July 10, 2020                    CAE INC.

By:    /s/ Mark Hounsell_____________________
Name:    Mark Hounsell

Title:	General Counsel, Chief Compliance Officer and Corporate Secretary
EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2020, dated June 10, 2020
99.2	Audited annual financial statements for the fiscal year ended March 31, 2020
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2020
99.4	Consent of PricewaterhouseCoopers LLP
99.5	Certification of Marc Parent required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Certification of Sonya Branco required by Rule 13a-14(a) or Rule 15d-14(a)
99.7	Certification of Marc Parent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Sonya Branco pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Notice and Management Proxy Circular dated June 16, 2020 (incorporated by reference to CAE’s Form 6-K (commission file no. 1-31402) furnished to the Commission on June 26, 2020
99.10	Code of Business Conduct
101*	XBRL Documents

*    Previously filed.