Form 40-F
period 2021-03-31
CAE INC
filed 2021-06-23
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2021            Commission File number 1-31402
CAE INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

Canada (Province or other jurisdiction of incorporation or organization)	3699 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))
8585 Côte-de-Liesse, Saint-Laurent, Québec, H4T 1G6
514-341-6780
(Address and telephone number of Registrant’s principal executive office)
CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011 (212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class            Trading                Name of Each Exchange
                    Symbol                On Which Registered
Common Shares,            CAE                New York Stock Exchange
including associated Common Share
purchase rights pursuant to the Registrant’s
Shareholder Rights Plan, which purchase rights
will trade together with the Common Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable
For annual reports, indicate by check mark the information filed with this form:
☑ Annual Information Form            ☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 293,355,463 common shares
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑        No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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

Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2021, the end of the period covered by this Annual Report on Form 40-F. The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2021. Management’s evaluation of and conclusion on the effectiveness of the Company’s internal control over financial reporting did not include an evaluation of the internal control over financial reporting of TRU Simulation + Training Canada Inc. (TRU Canada), which was acquired on January 26, 2021. The contribution of the acquired

TRU Canada operations to the Company’s consolidated financial statements for the year ended March 31, 2021 was less than 1% of consolidated revenue and consolidated net loss. Additionally, on March 31, 2021, the total assets of the acquired TRU Canada operations represented approximately 2% of the Company’s consolidated total assets.
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
Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2021, based on the framework and criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this Annual Report on Form 40-F.
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
D. Changes in internal control over financial reporting. There were no changes to CAE’s internal control over financial reporting during the year ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.
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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2021.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
CAE has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of six directors, all of whom, in the opinion of the CAE’s board of directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate. CAE’s Audit Committee is, as of the date hereof, comprised of the following directors: Marianne Harrison, Alan N. MacGibbon, Mary Lou Maher, François Olivier, Gen. David G. Perkins, USA (Ret.) and Michael E. Roach.
CAE’s board of directors has determined that, as of the date hereof, it has three audit committee financial experts serving on its audit committee. The board of directors has determined that Ms. Marianne Harrison, Mr. Alan N. MacGibbon and Ms. Mary Lou Maher (who joined the audit committee on May 1, 2021) are audit committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F and are independent as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to CAE.
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
CODE OF ETHICS
CAE has a code of ethics entitled “Code of Business Conduct,” which applies to all directors, officers, and employees of CAE and CAE’s wholly-owned and controlled subsidiaries, including CAE’s principal executive officer, principal financial officer, principal accounting officer, employees seconded to joint venture companies, agents, representatives, contractors, suppliers and consultants. The Code of Business Conduct is available at CAE’s website http://www.cae.com/investors/governance/ and is available in print to any shareholder who requests it. Requests for copies of the Code of Business Conduct should be made by contacting CAE’s Investor Relations department, 8585 de la Côte-de-Liesse Saint-Laurent (Québec) Canada H4T 1G6, email: investor.relations@cae.com. Amendments to the Code of Business Conduct and waivers, if any, for executive officers will be disclosed on CAE’s website. Unless specifically referred to herein, the information on CAE’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under section 11.3 “Approval Of Services” on page 35 of Exhibit 99.1, Annual Information Form, providing details on the fees billed by PricewaterhouseCoopers LLP, the Company’s principal accountant, to CAE in each of the years ended March 31, 2021 and March 31, 2020 for professional services rendered to CAE, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under section 11.3 “Approval of Services” on page 35 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under section 7.2 “Off balance sheet arrangements” on page 43 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under section 6.4 “Contractual Obligations” on page 40 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

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
Date:    June 23, 2021                    CAE INC.

By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:     General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2021 dated June 18, 2021
99.2	Audited annual financial statements for the fiscal year ended March 31, 2021
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2021
99.4	Consent of PricewaterhouseCoopers LLP
99.5	Certification of Marc Parent required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Certification of Sonya Branco required by Rule 13a-14(a) or Rule 15d-14(a)
99.7	Certification of Marc Parent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Sonya Branco pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Notice and Management Proxy Circular dated June 18, 2021 (incorporated by reference to CAE’s Form 6-K (commission file no. 1-31402) furnished to the Commission on June 23, 2021
101	XBRL Documents