Form 40-F
period 2022-03-31
CAE INC
filed 2022-06-23
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2022            Commission File number 1-31402
CAE INC.
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 317,024,123 common shares
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 31, 2022, the end of the period covered by this Annual Report on Form 40-F. The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2022. Management’s evaluation of and conclusion on the effectiveness of the Company’s internal control over financial reporting did not include an evaluation of the internal control over financial reporting of L3Harris Technologies’ Military Training business (L3H MT), which was acquired on July 2, 2021 nor Sabre’s AirCentre airline operations portfolio (AirCentre), which was acquired on February 28, 2022. The contribution of the acquired L3H MT operations to the Company’s consolidated financial statements for the year ended March 31, 2022 was 12% of consolidated revenue and 14% of consolidated operating income. Additionally, as at March 31, 2022, the total assets of the acquired L3H MT operations represented 18% of the Company’s consolidated total assets. The contribution of the acquired AirCentre operations to the Company’s consolidated financial statements for the year ended March 31, 2022 was less than 1% of consolidated revenue and operating income. Additionally, as at March 31, 2022, the total assets of the acquired AirCentre operations represented 6% of the Company’s consolidated total assets.
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
Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2022, based on the framework and criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this Annual Report on Form 40-F.
C. Attestation report of the Independent Auditors. PricewaterhouseCoopers LLP (PCAOB ID 271), independent auditors who audited and reported on CAE’s financial statements included in this annual report, has issued an attestation report on  the effectiveness of CAE’s internal control over financial reporting as of the end of the period covered by this Annual Report on Form 40-F.  This attestation report is included in Exhibit 99.2 to this Annual Report on Form 40-F.
D. Changes in internal control over financial reporting. There were no changes to CAE’s internal control over financial reporting during the year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.
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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2022.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
CAE has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of seven directors, all of whom, in the opinion of the CAE’s board of directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate. CAE’s Audit Committee is, as of the date hereof, comprised of the following directors: Marianne Harrison, Alan N. MacGibbon, Mary Lou Maher, François Olivier, Gen. David G. Perkins, USA (Ret.), Michael E. Roach and Patrick M. Shanahan.
CAE’s board of directors has determined that, as of the date hereof, it has three audit committee financial experts serving on its audit committee. The board of directors has determined that Ms. Marianne Harrison, Mr. Alan N. MacGibbon and Ms. Mary Lou Maher are audit committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F and are independent as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to CAE.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under section 11.3 “Approval Of Services” on page 33 of Exhibit 99.1, Annual Information Form, providing details on the fees billed by PricewaterhouseCoopers LLP, the Company’s principal accountant, to CAE in each of the years ended March 31, 2022 and March 31, 2021 for professional services rendered to CAE, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under section 11.3 “Approval of Services” on page 33 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under section 7.2 “Off balance sheet arrangements” on page 39 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under section 6.4 “Contingencies and Commitments” on page 37 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.

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
Date:    June 23, 2022                    CAE INC.

By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:     General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form for the fiscal year ended March 31, 2022 dated June 15, 2022
99.2	Audited annual financial statements for the fiscal year ended March 31, 2022
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2022
99.4	Consent of PricewaterhouseCoopers LLP
99.5	Certification of Marc Parent required by Rule 13a-14(a) or Rule 15d-14(a)
99.6	Certification of Sonya Branco required by Rule 13a-14(a) or Rule 15d-14(a)
99.7	Certification of Marc Parent pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Sonya Branco pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Notice and Management Proxy Circular dated June 15, 2022 (incorporated by reference to CAE’s Form 6-K (commission file no. 1-31402) furnished to the Commission on June 23, 2022
101	XBRL Documents