Form 40-F
period 2024-03-31
CAE INC
filed 2024-06-21
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2024            Commission File number 1-31402
CAE INC.
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 318,312,233 common shares
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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
The annual report on Form 40-F of CAE Inc. (“CAE” or the “Company”) for the year ended March 31, 2024, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

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
Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of March 31, 2024, the end of the period covered by this Annual Report on Form 40-F. The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2024.
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
Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2024, based on the framework and criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this Annual Report on Form 40-F.
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

D. Changes in internal control over financial reporting. There were no changes to CAE’s internal control over financial reporting during the year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.
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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2024.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
CAE has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of seven directors, all of whom, in the opinion of CAE’s board of directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate. CAE’s Audit Committee is, as of the date hereof, comprised of the following directors: Ayman Antoun, Sophie Brochu, Elise Eberwein, Marianne Harrison, Mary Lou Maher, François Olivier and Patrick M. Shanahan.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under section 10.3 “Approval Of Services” on pages 31 and 32 of Exhibit 99.1, Annual Information Form, providing details on the fees billed by PricewaterhouseCoopers LLP, the Company’s principal accountant, to CAE in each of the years ended March 31, 2024 and March 31, 2023 for professional services rendered to CAE, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under section 10.3 “Approval of Services” on pages 31 and 32 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under section 8.2 “Off balance sheet arrangements” on page 25 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under section 7.4 “Contingencies and Commitments” on page 23 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.
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
Date:    June 21, 2024                    CAE INC.

By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:     General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †
97	CAE Inc. Executive Compensation Clawback Policy
99.1	Annual Information Form for the fiscal year ended March 31, 2024
99.2	Audited annual financial statements for the fiscal year ended March 31, 2024
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2024
99.4	Notice and Management Proxy Circular dated June 14, 2024 (incorporated by reference to CAE’s Form 6-K (commission file no. 1-31402) furnished to the Commission on June 21, 2024

† This exhibit shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference on any filing under the Securities Act of 1933 or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.