Form 40-F
period 2026-03-31
CAE INC
filed 2026-06-22
CIK 1173382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑    ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended March 31, 2026            Commission File number 1-31402
CAE INC.
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
CT Corporation System, 28 Liberty Street, New York, NY 10005, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"):
Title of Each Class            Trading                Name of Each Exchange
                    Symbol                On Which Registered
Common Shares,            CAE                New York Stock Exchange
including associated Common Share
purchase rights pursuant to the Registrant’s
Shareholder Rights Plan, which purchase rights
will trade together with the Common Shares
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this form:
☑ Annual Information Form            ☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 321,734,387 common shares
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.        ☑
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                                             ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).                                     ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
The annual report on Form 40-F of CAE Inc. (“CAE” or the “Company”) for the year ended March 31, 2026, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act, as amended, for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES
A. Evaluation of disclosure controls and procedures. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by CAE in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to CAE’s management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.
Under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, management evaluated the effectiveness of CAE’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of March 31, 2026, the end of the period covered by this Annual Report on Form 40-F. The President and Chief Executive Officer and the Chief Financial Officer concluded from the evaluation that the design and operation of CAE’s disclosure controls and procedures were effective as at March 31, 2026.
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
Management evaluated the effectiveness of CAE’s internal controls over financial reporting as of March 31, 2026, based on the framework and criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that CAE’s internal control over financial reporting is effective as of the end of the period covered by this Annual Report on Form 40-F.
C. Attestation report of the Independent Auditor. PricewaterhouseCoopers LLP (PCAOB ID 271), independent auditor who audited and reported on CAE’s financial statements included in this annual report, has issued an attestation report on the effectiveness of CAE’s internal control over financial reporting as of the end of the period covered by this Annual Report on Form 40-F.  This attestation report is included in Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated herein by reference.

D. Changes in internal control over financial reporting. There were no changes to CAE’s internal control over financial reporting during the year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, CAE’s internal control over financial reporting.
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
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2026.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
CAE has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of five directors, all of whom, in the opinion of CAE’s board of directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE) and are financially literate. CAE’s Audit Committee is, as of the date hereof, comprised of the following directors: Patrick Decostre, Ian L. Edwards, Marianne Harrison, Mary Lou Maher and Louis Têtu.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The disclosure provided under section 10.3 “Approval of Services” on pages 33-34 of Exhibit 99.1, Annual Information Form, providing details on the fees billed by PricewaterhouseCoopers LLP, the Company’s principal accountant, to CAE in each of the years ended March 31, 2026 and March 31, 2025 for professional services rendered to CAE, is incorporated by reference herein.
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
The disclosure provided under section 10.3 “Approval of Services” on pages 33-34 of Exhibit 99.1, Annual Information Form, is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The disclosure provided under section 8.2 “Off balance sheet arrangements” on page 26 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under section 7.4 “Contingencies and commitments” on page 24 of Exhibit 99.3, Management’s Discussion and Analysis, is incorporated by reference herein.
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
Date:    June 22, 2026                    CAE INC.

By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:     Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 †
97.1	CAE Inc. Executive Compensation Clawback Policy
99.1	Annual Information Form for the fiscal year ended March 31, 2026
99.2	Audited annual financial statements for the fiscal year ended March 31, 2026
99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2026
99.4	Notice and Management Proxy Circular dated June 11, 2026 (incorporated by reference to CAE’s Form 6-K (commission file no. 1-31402) furnished to the Commission on June 22, 2026)

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